   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1997

                                                    REGISTRATION NO. ___________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       (X)

                          Pre-Effective Amendment No. ___           ( )

                          Post-Effective Amendment No. ___          ( )

                                               and

            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  (X)

                          Amendment No. ___                         ( )


                         DELTA LIFE AND ANNUITY COMPANY
                              SEPARATE ACCOUNT VA1
                           (Exact Name of Registrant)

                         Delta Life and Annuity Company
                              (Name of Depositor)

                            530 Oak Court, Suite 200
                            Memphis, Tennessee 38117
              (Address of Depositor's Principal Executive Office)

                  Depositor's Telephone Number: (800) 275-3358

                            Bettye S. Adams, Esquire
                         Delta Life and Annuity Company
                            530 Oak Court, Suite 200
                            Memphis, Tennessee 38117
                    (Name and Address of Agent for Service)

                                   Copies to:
                           Michael Berenson, Esquire
                       Magda El Guindi-Rosenbaum, Esquire
                       Jorden Burt Berenson & Johnson LLP
                       1025 Thomas Jefferson Street, N.W.
                                 Suite 400 East
                          Washington, D.C. 20007-0805

                             Clayton D. Smith, Esq.
                                Waring Cox, PLC
                            1300 Morgan Keegan Tower
                             50 North Front Street
                         Memphis, Tennessee 38103-1190


Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being offered pursuant to this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              PURSUANT TO RULE 481

   CROSS REFERENCE SHEET SHOWING LOCATION OF INFORMATION REQUIRED BY FORM N-4
      IN PART A (PROSPECTUS), PART B (STATEMENT OF ADDITIONAL INFORMATION)
            AND PART C (OTHER INFORMATION) OF REGISTRATION STATEMENT



                                     PART A

                 N-4 Item No.                                                  Prospectus Caption
                 ------------                                                  ------------------
                 1.       Cover Page                                           Cover Page

                 2.       Definitions                                          Definitions

                 3.       Synopsis                                             Highlights; Fees and Expenses

                 4.       Condensed Financial Information                      Not Applicable

                 5.       General Description of Registrant,                   Delta and the Variable Account; The Fund
                          Depositor, and Portfolio Companies

                 6.       Deductions                                           Fees and Expenses; Charges and Deductions

                 7.       General Description of Variable Annuity              The Fund; Charges and Deductions; Other Contract
                          Contracts                                            Features

                 8.       Annuity Period                                       Annuity Provisions

                 9.       Death Benefit                                        Other Contract Features

                 10.      Purchases and Contract Value                         Premium Payments and Aggregate Value

                 11.      Redemptions                                          Other Contract Features

                 12.      Taxes                                                Tax Status

                 13.      Legal Proceedings                                    Legal Proceedings

                 14.      Table of Contents of the Statement of                Table of Contents of Statement of Additional
                          Additional Information                               Information


                                    PART B

                 N-4 Item No.                                                  Statement of Additional Information Caption
                 ------------                                                  -------------------------------------------
                 15.      Cover Page                                           Cover Page

                 16.      Table of Contents                                    Table of Contents

                 17.      General Information and History                      The Contract - General Provisions; State
                                                                               Regulation of Delta


                 18.      Services                                             Services to the Variable Account; Safekeeping of
                                                                               Variable Account Assets

                 19.      Purchase of Securities Being Offered                 Distribution of the Contract

                 20.      Underwriters                                         Distribution of the Contract

                 21.      Calculation of Performance Data                      Calculation of Variable Account Values

                 22.      Annuity Payments                                     Historical Performance Data

                 23.      Financial Statements                                 Financial Statements


                                    PART C

                 N-4 Item No.                                                  Other Information Caption
                 ------------                                                  -------------------------
                 24.      Financial Statements and Exhibits                    Financial Statements and Exhibits

                 25.      Directors and Officers of the Depositor              Directors and Officers of the Depositor

                 26.      Persons Controlled by or under Common                Persons Controlled by or under Common Control
                          Control with the Depositor or                        with the Depositor or Registrant
                          Registrant

                 27.      Number of Contract Owners                            Number of Contract Owners

                 28.      Indemnification                                      Indemnification

                 29.      Principal Underwriters                               Principal Underwriters

                 30.      Location of Accounts and Records                     Location of Accounts and Records

                 31.      Management Services                                  Management Services

                 32.      Undertakings                                         Undertakings

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, JANUARY 14, 1997


                         DELTA VARIABLE DEFERRED ANNUITY

                                    ISSUED BY

                         DELTA LIFE AND ANNUITY COMPANY

                                       AND

               DELTA LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT VA1

Home Office Location:                 Mailing Address:

Delta Life and Annuity Company        Delta Life and Annuity Company
530 Oak Court, Suite 200              Variable Annuity Service Center
Memphis, TN 38117                     300 Berwyn Park
                                      P.O. Box 3031
                                      Berwyn Park, PA 19312-0031
                                      1-800-____-__________

================================================================================

The Delta Variable Deferred Annuity Contract (the "Contract") described in this Prospectus is issued by Delta Life and Annuity Company ("Delta") and provides for the accumulation of Cash Value on a fixed or variable basis. The Contract provides for flexible Premium Payments.

The Contract is primarily designed to aid individuals in long term planning for retirement. Premium Payments for the Contract will be allocated to one or more sub-accounts (the "Investment Divisions") of a segregated investment account of Delta, designated Delta Life and Annuity Company Separate Account VA1 (the "Variable Account"), or to one or more fixed accounts (the "Fixed Accounts"), or some combination of them, as selected by the Owner of the Contract.

The Aggregate Value, except for amounts in the Fixed Accounts, will vary in accordance with the investment performance of the Portfolios of Dreyfus Variable Investment Fund ("Fund") in which the selected Investment Divisions are invested. The Owner bears the entire investment risk under a Contract for all amounts allocated to the Variable Account. Amounts allocated to the Fixed Accounts will accrue earnings at certain guaranteed minimum interest rates. There is no guaranteed or minimum withdrawal value for amounts in the Variable Account; the Cash Value at any point in time could be less than the Premium Payments invested in a Contract.

This Prospectus, and that of the Fund, should be read carefully before investing to understand the Contract being offered. A Statement of Additional Information, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is available at no charge by calling or writing Delta's Variable Annuity Service Center as shown above. The Statement of Additional Information provides further information about the Contract and is incorporated by reference into this Prospectus. Its table of contents is at the end of this Prospectus.

The Contract provides multiple funding options. Unless specifically mentioned, this Prospectus only describes the investment options available to the Variable Account.

Through the Variable Account, Delta offers ten Portfolios, each with a different investment objective: the Money Market, Capital Appreciation, Growth and Income, Managed Assets, Small Cap, Small Company Stock, Disciplined Stock, International Value, International Equity and Quality Bond Portfolios of the Fund.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR DREYFUS VARIABLE INVESTMENT FUND. BOTH PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL
RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY.

                    Prospectus Dated: ____________, 1997

                              TABLE OF CONTENTS

DEFINITIONS......................................................................

HIGHLIGHTS.......................................................................

FEES AND EXPENSES................................................................
         Contract Owner Transaction Fees.........................................
         Examples ...............................................................

FINANCIAL INFORMATION............................................................

DELTA AND THE VARIABLE ACCOUNT...................................................
         Delta Life and Annuity Company..........................................
         Variable Account........................................................

THE FUND ........................................................................
         Portfolios..............................................................
         Addition, Deletion or Substitution......................................
         Voting Rights...........................................................
         Administrator...........................................................

PREMIUM PAYMENTS AND AGGREGATE VALUE.............................................
         Premium Payments........................................................
         Allocation of Premium Payments..........................................
         Procedures for Telephone Transfers......................................
         Aggregate Value.........................................................
         Accumulation Units......................................................

CHARGES AND DEDUCTIONS...........................................................
         Surrender Charge........................................................
         Mortality and Expense Risk Charge.......................................
         Administrative Expense Charge...........................................
         Annual Contract Fee.....................................................
         Annuity Fee.............................................................
         Premium Tax.............................................................
         Income Taxes............................................................
         Fund Expenses...........................................................
         Transfer Fee............................................................

OTHER CONTRACT FEATURES..........................................................
         Ownership...............................................................
         Assignment..............................................................
         Beneficiary.............................................................
         Change of Beneficiary...................................................
         Annuitant...............................................................

         Transfers Among Accounts.................................................
         Surrenders and Withdrawals...............................................
         Systematic Withdrawal....................................................
         Dollar Cost Averaging....................................................
         Automatic Asset Rebalancing..............................................
         Internal Segmented Annuity...............................................
         Rider    ................................................................
         Delay of Payments and Transfers..........................................
         Death of the Owner prior to the Maturity Date............................
         Death of the Owner on or after the Maturity Date.........................
         Death of the Annuitant prior to the Maturity Date........................
         Death of the Annuitant on or after the Maturity Date.....................
         Change in Operation of Variable Account..................................
         Modification.............................................................
         Discontinuance...........................................................

ANNUITY PROVISIONS................................................................
         Maturity Date............................................................
         Change in Maturity Date or Annuity Options...............................
         Annuity Options..........................................................
         Variable Payments........................................................
         Fixed Payments...........................................................
         Commutation of Fixed Annuity Payments....................................
         Available Annuity Options................................................
         Evidence of Survival.....................................................
         Endorsement of Annuity Payments..........................................

DISTRIBUTION OF THE CONTRACT......................................................

PERFORMANCE DATA..................................................................
         Money Market Investment Division.........................................
         Other Investment Divisions...............................................
         Performance Ranking......................................................

TAX STATUS........................................................................

FINANCIAL STATEMENTS..............................................................

LEGAL PROCEEDINGS.................................................................

AVAILABLE INFORMATION.............................................................

APPENDIX A - - THE FIXED ACCOUNTS.................................................

DEFINITIONS

ACCUMULATION UNIT: A measuring unit used to calculate the value of the Owner's interest in each Investment Division of the Variable Account prior to the Maturity Date.

AGGREGATE VALUE: The value of the Contract at any point in time. It is equal to the sum of the Variable Account Value and the Fixed Account Value.

ANNUITANT: The person whose life is used to determine the amount of annuity payments on and after the Maturity Date.

ANNUITANT'S BENEFICIARY: The person who is entitled to the death benefit upon the death of the Annuitant.

ANNUITY OPTION:  The arrangement under which annuity payments are made.

ANNUITY PERIOD:  The period starting on the Maturity Date.

ANNUITY UNIT: A measuring unit used to calculate the portion of annuity payments attributable to each Investment Division of the Variable Account on and after the Maturity Date.

BENEFICIARY: The person entitled to the death benefit upon the Owner's death or the Annuitant's death as the case may be.

CASH VALUE: The Cash Value for the Variable Account and Fixed Account One is the Aggregate Value less any applicable Surrender or Withdrawal charges, contract fees or premium taxes. The Cash Value for Fixed Account Two and Fixed Account Three is described in Appendix A.

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: The deferred variable annuity contract described in this Prospectus.

CONTRACT ANNIVERSARY:  Each anniversary of the Effective Date.

CONTRACT OWNER (OR OWNER): The person(s) initially designated in the application or otherwise, unless later changed, as having all ownership rights under the Contract. The Annuitant is the Owner unless otherwise designated in writing.

CONTRACT YEAR: Each 12-month period beginning on the Effective Date or Contract Anniversary.

DELTA:  Delta Life and Annuity Company.

EFFECTIVE DATE: The date the Contract is issued and on which coverage begins under the Contract. It is also the date from which Contract Anniversaries and Contract Years are measured.

FIXED ACCOUNTS: The aggregate portion of Delta's general account to which Fixed Account Value may be allocated, consisting of Fixed Account One, Fixed Account Two and Fixed Account Three.

FIXED ACCOUNT VALUE: The portion of the Contract under which interest is credited at certain minimum rates. Fixed Account assets are maintained in Delta's general account and not allocated to the Variable Account.

FIXED ACCOUNT ONE: The portion of Delta's general account to which Fixed Account Value may be allocated that is credited with income at the greater of 3.5% per annum, compounded annually, or an annual rate established each year by Delta.

FIXED ACCOUNT TWO: The portion of Delta's general account to which Fixed Account Value may be allocated that is credited with income at the greater of 3.0% per annum on 90% of each allocation amount, compounded annually, or, if held to the end of a seven-year term, a rate derived from increases (if any) in the S&P 500(R) Index over a seven-year term.

FIXED ACCOUNT THREE: The portion of Delta's general account to which Fixed Account Value may be allocated that is credited with income at the greater of 3.0% per annum on 90% of each allocation amount, compounded annually, or, if held to the end of a seven-year term, a rate derived from increases (if any) in the Delta International Composite Index over a seven-year term.

FREE WITHDRAWAL AMOUNT: The amount which can be withdrawn free of any surrender charges from the Variable Account and Fixed Account One. It is the greater of
(a) 10% of Premium Payments credited to the Contract for more than one year or
(b) accumulated earnings not previously withdrawn.

FUND: Dreyfus Variable Investment Fund, an open-end management investment company (mutual fund) in which the Variable Account currently invests.

INVESTMENT DIVISION: The portion of the Variable Account which invests in shares of a specific Portfolio.

MATURITY DATE: The date on which a payment option for the payment of Cash Value for the benefit of the Annuitant is effective.

NON-QUALIFIED CONTRACT: A Contract which does not receive favorable federal income tax treatment under Code Sections 401, 403, 408 or 457.

OWNER'S BENEFICIARY: The person who is entitled to the death benefit upon the death of the Owner prior to the Maturity Date.

PAYEE: A recipient of payments under the Contract. The term includes the Annuitant, the Owner, the Beneficiary who becomes entitled to benefits upon the death of the Owner or Annuitant, and the Owner's estate.

PAYMENT YEAR(S): With respect to any Premium Payment, the year(s) commencing on the date of such Premium Payment.

PORTFOLIO: Any series of Dreyfus Variable Investment Fund underlying an Investment Division of the Variable Account. In this Prospectus, the term Portfolio will also be used to refer to the relevant Investment Division which invests in shares of a Portfolio.

PREMIUM PAYMENT(S): Initial premium payment and subsequent premium payment(s) paid to Delta as consideration for the benefits provided by the Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which receives favorable federal income tax treatment under Code Sections 401, 403, 408 or 457.

SURRENDER (OR WITHDRAWAL): When a lump sum amount representing all or part of the Cash Value is paid to the Owner. In this Prospectus, the term "Surrender" means a full Surrender and the term "Withdrawal" means a partial Withdrawal of the Cash Value.

SURRENDER CHARGE:  An amount charged upon a Withdrawal or Surrender.

SURRENDER DATE: The date Delta processes the Owner's election to surrender the Contract.

VALUATION DATE: Every day on which Accumulation Units are valued, which is each business day on which the New York Stock Exchange ("NYSE") is open for trading, except any day on which trading on the NYSE is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

VALUATION PERIOD: The period of time beginning at the close of the NYSE on a Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date. A Valuation Period may be more than one day in length.

VARIABLE ACCOUNT: Delta Life and Annuity Company Separate Account VA1, a separate account of Delta under Tennessee law, in which the assets of the Investment Divisions, funded through shares of the Fund, are maintained.

VARIABLE ACCOUNT VALUE: The portion of the Contract which is allocated to the Variable Account.

VARIABLE ANNUITY SERVICE CENTER: The address to which Premium Payments should be sent, notices given and any customer service requests made. The mailing address for Premium Payments is Delta Lockbox, P.O. Box , Philadelphia, Pennsylvania 19182-5083. The mailing address for other correspondence is Delta Variable Annuity Service Center, 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312.

HIGHLIGHTS

The Contract provides for periodic payments to be made by Delta on a fixed or variable or combination of a fixed and variable basis for the life of the Annuitant or for some other period commencing after the Maturity Date, as selected by the Owner. Prior to the Maturity Date, the Owner can transfer amounts between and among the Fixed Accounts and the Investment Divisions. Some prohibitions and restrictions apply. After the Maturity Date, some transfers are permitted among the Investment Divisions if the Owner selects a variable annuity payment option. Before the Maturity Date, the Owner can also elect to withdraw all or a portion of the Cash Value in exchange for a cash payment from Delta.

Premium Payments (reduced by any applicable premium tax) attributable to the variable portion of the Contract will be allocated to a segregated asset account of Delta which has been designated Delta Life and Annuity Company Separate Account VA1. The Variable Account invests in shares of one or more of the Portfolios available to fund the Contract as selected by the Owner. Owners bear the investment risk for all amounts allocated to the Variable Account. The Contract's provisions may vary in some states.

The Contract may be canceled within the right-to-examine period by mailing or delivering it to the Delta Variable Annuity Service Center. Return of the Contract by mail is effective on being postmarked and properly addressed, postage prepaid. Delta will promptly refund any Premium Payment allocated to the Fixed Accounts and any Premium Payment allocated to the Variable Account plus any increase or minus any decrease in the Variable Account Value attributable to such Premium Payment. In those states which require that the Premium Payment be returned, the initial Premium Payment to an Investment Division will be allocated to the Money Market Portfolio until the expiration of the right-to-examine period.

A Surrender Charge of up to seven percent (7%) of each Premium Payment may be deducted in the event of a Surrender or Withdrawal. A Surrender Charge schedule applies to each Premium Payment and extends up to the 7th anniversary of each Premium Payment date. The Surrender Charge will vary in amount depending upon the Payment Year in which the Surrender or Withdrawal is made. After the first Contract Anniversary and not more frequently than twice each Contract Year, an Owner may make, without incurring a Surrender Charge, total annual Withdrawals of an amount not to exceed the greater of: (a) ten percent (10%) of the total Premium Payments credited to the Contract for more than one year, or (b) accumulated earnings not previously withdrawn. Accumulated earnings not previously withdrawn is the Aggregate Value less Premium Payments plus Withdrawals attributed to Premium Payments. For the Surrender Charge applicable to allocations surrendered or withdrawn from Fixed Account Two or Fixed Account Three, see Appendix A. The Surrender Charge is waived in some states for Withdrawals made as a result of terminal illness or confinement of the Annuitant to a nursing home so long as certain requirements are met. In no event will the sum of the Surrender Charges exceed 8.5% of the total Premium Payments. (See "Charges and Deductions - Surrender Charge.")

Delta deducts a daily charge (the "Mortality and Expense Risk Charge") which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. This Charge compensates Delta for assuming the mortality and expense risks under the Contract. (See "Charges and Deductions - Mortality and Expense Risk Charge.")

Delta also deducts a daily charge (the "Administrative Expense Charge") which is equal, on an annual basis, to .15% of the average daily net assets of the Variable Account. (See "Charges and Deductions - Administrative Expense Charge.")

There is deducted on each Contract Anniversary prior to the Maturity Date an annual contract fee (the "Annual Contract Fee") of $33. The fee is waived on Aggregate Values of $100,000 or more and when there is no value in Fixed Account One and the Variable Account. (See "Charges and Deductions - Annual Contract Fee.")

Delta deducts on each Contract Anniversary after the Maturity Date an annuity fee (the "Annuity Fee") of $33. The fee is deducted in equal amounts from each Variable Annuity payment. The fee is waived if the Cash Value applied to the Variable Annuity settlement option is $100,000 or more.
(See "Charges and Deductions - Annuity Fee.")

Premium taxes or other taxes payable to a state or other governmental entity will be charged against Aggregate Value. (See "Charges and Deductions - Premium Taxes.")

An Owner may transfer all or part of the Aggregate Value from one Investment Division to another or to one or more of the Fixed Accounts. Twelve (12) transfers per Contract Year are permitted without a transfer fee (the "Transfer Fee") being charged. Thereafter, Delta reserves the right to charge a Transfer Fee of $20 per transfer. (See "Charges and Deductions - Transfer Fee.")

There is a ten percent (10%) federal income tax penalty applied to the income portion of any premature distribution from Non-Qualified Contracts. However, the penalty is not imposed on amounts distributed: (a) after the Payee reaches age 59 1/2; (b) after the death of the Owner (or, if the Owner is not a natural person, after the death of the Annuitant); (c) if the Payee is totally disabled (for this purpose, disability is as defined in Section 72(m)(7) of the Code);
(d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Payee or for the joint lives (or joint life expectancies) of the Payee and his or her beneficiary; (e) under an immediate annuity; or (f) which are allocable to Premium Payments made prior to August 14, 1982. For federal income tax purposes, distributions are deemed to be on a last-in, first-out basis. Different tax withdrawal penalties and restrictions apply to Qualified Contracts issued pursuant to plans qualified under Code Section 401, 403(b), 408 or 457 and under the Texas Optional Retirement Program. (See "Tax Status - Tax Treatment of Withdrawals Qualified Contracts.") For a further discussion of the taxation of the Contract, see "Tax Status."

FEES AND EXPENSES

Contract Owner Transaction Fees

The Surrender Charge, as a percentage of the Premium Payment, is

                           Completed
                           Payment Years          Charge
                           -------------          ------
                                 0                  7%
                                 1                  7%
                                 2                  6%
                                 3                  6%
                                 4                  5%
                                 5                  5%
                                 6                  2%
                                 7+                 0


Transfer Fee.............................................. Delta reserves the right to charge $20 per transfer in excess of 12 per Contract Year.

Annual Contract Fee....................................... $33 per Contract Year prior to Maturity Date
                                                           (waived on Aggregate Values of $100,000 or
                                                           more and when there is no value in Fixed
                                                           Account One and the Variable Account).

Annuity Fee............................................... $33 per Contract Year after Maturity Date
                                                           (waived if the Cash Value applied to the
                                                           Variable Annuity settlement option is $100,000
                                                           or more).


Cash Value Annual Expenses
(as percentage of average account value)

Mortality and Expense Risk Charge........................  1.25%

Administrative Expense Charge............................  0.15%

Total Variable Account Annual Expenses.................... 1.40%

Fund Annual Expenses After Reimbursement (as a percentage of average net assets)*

                                     Management                    Other                      Total Annual
                                     Fees                          Expenses                   Expenses
                                     ----                          --------                   --------
Money Market                         0.47%                         0.15%                      0.62%

Capital Appreciation                 0.73%                         0.12%                      0.85%

Growth and Income                    0.72%                         0.20%                      0.92%

Managed Assets                       0.75%                         0.19%                      0.94%

Small Cap                            0.75%                         0.08%                      0.83%

Small Company Stock**                0.75%                         0.25%                      1.00%

Disciplined Stock**                  0.75%                         0.25%                      1.00%

International Value**                1.00%                         0.50%                      1.50%

International Equity                 0.30%                         1.29%                      1.59%

Quality Bond                         0.61%                         0.20%                      0.81%


* From time to time, the Portfolios' investment advisers, in their sole discretion, may waive all or part of their fees and/or voluntarily assume certain Portfolio expenses. For a more complete description of the Portfolios' fees and expenses, see the Fund's prospectus. During the fiscal year ended December 31, 1995, certain fees were waived and/or expenses assumed. Without such waivers or reimbursements, the Management Fees, Other Expenses and Total Annual Expenses would have been as follows: Money Market - 0.50%, 0.15%, 0.65%; Capital Appreciation - 0.75%, 0.12%, 0.87%; Growth and Income - 0.75%, 0.20%,
         0.95%; International Equity - 0.75%, 1.29%, 2.04%; and Quality Bond - 0.65%, 0.20%, 0.85%. There is no guarantee that any fee waivers or expense reimbursements will continue in the future.

** The Small Company Stock, Disciplined Stock and International Value Portfolios did not commence operations during 1995. These numbers are annualized estimates of the expenses each Portfolio expected to incur during fiscal year 1996.

The purpose of the Table above is to assist the Owner in understanding the various costs and expenses that the Owner will incur, directly or indirectly. For additional information, see the discussion in the Fund's prospectus. Premium taxes, if applicable, are not reflected in the Table.

Examples:

The Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and assuming all Premium Payments are allocated to the Variable Account and no Withdrawals are made.

The following three examples show expenses based on fee waivers and reimbursements for 1995. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. The examples reflect the $33 Annual Contract Fee as an annual charge of 0.075% assets based on an approximate average Aggregate Value of $44,000. The tabular information assumes that the entire Aggregate Value is allocated to the Variable Account. The examples will assume no Transfer Fee, systematic withdrawal fee or premium tax has been assessed.

1. If the Contract is surrendered at the end of the applicable time period:


                                             One Year              Three Years
                                             --------              -----------
Money Market                                 $ 90.95                 $124.69

Capital Appreciation                         $ 93.25                 $131.63

Growth and Income                            $ 93.95                 $133.74

Managed Assets                               $ 94.15                 $134.34

Small Cap                                    $ 93.05                 $131.03

Small Company Stock                          $ 94.75                 $136.14

Disciplined Stock                            $ 94.75                 $136.14

International Value                          $ 99.75                 $151.07

International Equity                         $100.65                 $153.74

Quality Bond                                 $ 92.85                 $130.43


2. If the Contract is annuitized** at the end of the applicable time period:

                                                          One Year             Three Years
                                                          --------             -----------
Money Market                                               $20.95                 $64.69

Capital Appreciation                                       $23.25                 $71.63

Growth and Income                                          $23.95                 $73.74

Managed Assets                                             $24.15                 $74.34

Small Cap                                                  $23.05                 $71.03

Small Company Stock                                        $24.75                 $76.14

Disciplined Stock                                          $24.75                 $76.14

International Value                                        $29.75                 $91.07

International Equity                                       $30.65                 $93.74

Quality Bond                                               $22.85                 $70.43


3. If the Contract is not surrendered or annuitized at the end of the applicable time period:

                                                          One Year            Three Years
                                                          --------            -----------
Money Market                                               $20.95                 $64.69

Capital Appreciation                                       $23.25                 $71.63

Growth and Income                                          $23.95                 $73.74

Managed Assets                                             $24.15                 $74.34

Small Cap                                                  $23.05                 $71.03

Small Company Stock                                        $24.75                 $76.14

Disciplined Stock                                          $24.75                 $76.14

International Value                                        $29.75                 $91.07

International Equity                                       $30.65                 $93.74

Quality Bond                                               $22.85                 $70.43


* In preparing the above examples, Delta has relied on data provided by the Fund and has not verified the data.

** A Surrender Charge may apply to annuitizations under a form that does not provide for payments (i) for the payee's life or (ii) for a period certain extending at least ten (10) years past the last Premium Payment date, provided there is no guaranteed commutation of payment.

FINANCIAL INFORMATION

The audited statutory-basis financial statements of Delta are contained in the Statement of Additional Information. As of the date of this Prospectus, the Variable Account had not yet commenced operation. The starting Accumulation Unit value for each Investment Division will be $10.

DELTA AND THE VARIABLE ACCOUNT

Delta Life and Annuity Company

Delta is a stock life insurance company incorporated under the laws of Arkansas in 1984 and redomesticated under the laws of Tennessee in 1990. Its Home Office address is 530 Oak Court Drive, Suite 200, Memphis, Tennessee 38117, Telephone
(901) 683-1222. Delta is the principal operating subsidiary of, and is wholly-owned by, Delta Life Corporation, a holding company.

The Variable Account

The Variable Account was established by Delta as a separate account on October 23, 1995, pursuant to a resolution of its Board of Directors. Under Tennessee insurance law, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of Delta. The assets maintained in the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account will not be charged with any liabilities arising out of any other business conducted by Delta. All obligations arising under the Contract, including the promise to make annuity payments, are, however, general corporate obligations of Delta.

The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Variable Account or of Delta by the Securities and Exchange Commission.

The assets of the Variable Account are divided into Investment Divisions. The minimum Investment Division balance required is $1,000. Each Investment Division invests exclusively in shares of a specific Portfolio. All amounts allocated to the Variable Account will be used to purchase Portfolio shares as designated by the Owner at their net asset value. Any and all distributions made by a Portfolio with respect to the shares held by the Variable Account will be reinvested in additional shares at their net asset value.

THE FUND

The Variable Account invests exclusively in Dreyfus Variable Investment Fund. The Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the 1940 Act. The Fund currently has ten series (i.e., Portfolios) that are available for the Contract (although certain Portfolios may not be available for Contracts issued in all states). Each series has separate investment objectives and policies. As a result, each series operates as a separate investment Portfolio, and the investment performance of one series has no effect on the investment performance of any other series.

The Dreyfus Corporation provides investment advisory and administrative services to the Fund. Fayez Sarofim & Co. provides sub-investment advisory services for the Capital Appreciation Portfolio.

The Portfolios

Money Market Portfolio

The Money Market Portfolio's investment objective is to achieve as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. It seeks to achieve its objective by investing in short-term money market instruments. This Portfolio is neither insured nor guaranteed by the United States Government, and there can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

Capital Appreciation Portfolio

The Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary goal. It seeks to achieve its goals by investing in common stocks of domestic and foreign issuers.

Growth and Income Portfolio

The Growth and Income Portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests primarily in equity and debt securities and money market instruments of domestic and foreign issuers. The proportion of the Portfolio's assets invested in each type of security will vary from time to time in accordance with The Dreyfus Corporation's assessment of economic conditions and investment opportunities.

Managed Assets Portfolio

The Managed Assets Portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. It seeks to achieve its objective by investing in a wide range of equity and debt securities and money market instruments of domestic and foreign markets.

Small Cap Portfolio

The Small Cap Portfolio's investment objective is to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, it will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Small Company Portfolio

The Small Company Stock Portfolio's goal is to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by the Russell 2500(TM) Index. This Portfolio invests primarily in the equity securities of small- to medium-sized domestic issuers, while attempting to maintain volatility and diversification similar to that of the Russell 2500(TM) Index.

Disciplined Stock Portfolio

The Disciplined Stock Portfolio's goal is to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500(R) Composite Stock Price Index. The Portfolio will invest in common stocks of both domestic and foreign issuers. This Portfolio will use quantitative statistical techniques to construct a portfolio in an attempt to achieve its investment objective, without assuming undue risk relative to the broad stock market.

International Value Portfolio

The International Value Portfolio's goal is long-term capital growth. This Portfolio invests primarily in a portfolio of publicly-traded equity securities of foreign issuers which would be characterized as "value" companies according to criteria established by the Portfolio's investment adviser.

International Equity Portfolio

The International Equity Portfolio's investment objective is to maximize capital appreciation. This Portfolio invests primarily in the equity securities of foreign issuers located throughout the world.

Quality Bond Portfolio

The Quality Bond Portfolio's investment objective is to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. It seeks to achieve its objective by investing principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major banking institutions. The Quality Bond Portfolio may invest in the debt obligations of some foreign issuers.

THERE IS NO ASSURANCE THAT ANY OF THESE PORTFOLIOS WILL ACHIEVE
THEIR STATED OBJECTIVES.

AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTING IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

Since all of the Portfolios are available to registered separate accounts offering variable annuity and variable life products of other insurance companies, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more other separate accounts investing in the Fund. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the Fund. See the Fund's prospectus for greater details.

ADDITIONAL INFORMATION CONCERNING THE INVESTMENT OBJECTIVES AND POLICIES OF ALL OF THE PORTFOLIOS, THE INVESTMENT ADVISORY SERVICES, ADMINISTRATIVE SERVICES AND CHARGES CAN BE FOUND IN THE CURRENT PROSPECTUS FOR THE FUND WHICH ACCOMPANIES THIS PROSPECTUS. THE FUND'S PROSPECTUS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PREMIUM PAYMENTS TO, OR TRANSFERS AMONG, THE INVESTMENT DIVISIONS.

Owners bear the complete investment risk for Aggregate Value allocated to an Investment Division. Each such Investment Division involves inherent investment risk, and such risk varies significantly among the Investment Divisions. Owners should read the Fund's prospectus carefully and understand the Portfolios' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Contract. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by Delta. (See "Premium Payments and Aggregate Value - Allocation of Premium Payments.")

Addition, Deletion or Substitution of Investments

Delta does not control the Fund and cannot guarantee that any of the Investment Divisions of the Variable Account or any of the Portfolios will always be available for allocation of Premium Payments or transfers. Delta retains the right to make changes in the Variable Account and in its investments.

Delta reserves the right to eliminate the shares of any Portfolio held by an Investment Division and to substitute shares of another Portfolio or of another investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in Delta's judgment, investment in the Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, a substitution of shares attributable to the Owner's interest in an Investment Division will not be made without prior notice to the Owner and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable annuity contracts, or from effecting an exchange between series or classes of variable contracts on the basis of requests made by Owners.

Voting Rights

To the extent required by applicable law, all Portfolio shares held in the Variable Account will be voted by Delta at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interest in the corresponding Investment Division. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if Delta determines that it is allowed to vote all Portfolio shares in its own right, Delta may elect to do so.

The person with the voting interest is the Owner. The number of votes which are available to an Owner will be calculated separately for each Investment Division. Before the Maturity Date, that number will be determined by applying his or her percentage interest, if any, in a particular Investment Division to the total number of votes attributable to that Investment Division. The Owner holds a voting interest in each Investment Division to which Aggregate Value is allocated. After the Maturity Date, the number of votes decreases as annuity payments are made and as the reserves for the Contract decrease.

The number of votes of a Portfolio will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

Shares as to which no timely instructions are received and shares held by Delta as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Investment Division. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in an Investment Division will receive proxy material, reports and other material relating to the appropriate Portfolio.

It should be noted that the Fund is not required, and does not intend, to hold annual or other regular meetings of shareholders.

Administrator

While Delta has primary responsibility for all administration of the Contract, Delaware Valley Financial Services, Inc. ("Delaware Valley"), whose principal business address is 300 Berwyn Avenue, Berwyn, Pennsylvania 19312, will provide on Delta's behalf administrative services relating to the Contract. These administrative services include, but are not limited to, the following: receive and review applications, deliver Contracts, allocate Premium Payments among Portfolios, determine Aggregate Values, calculate and make payments under payment options and death benefits, process withdrawals and surrenders, calculate charges and fees, record Contract transfers, maintain books and records relating to the foregoing, prepare reports, provide telephone support and tax information, but not tax advice, to Owners. Delaware Valley provides similar administrative services for a number of other insurance companies. Inquiries should be directed to Delaware Valley, which is the Variable Annuity Service Center, at 1-800-___-_____.

PREMIUM PAYMENTS AND AGGREGATE VALUE

Premium Payments

Premium Payments are payable in the frequency and in the amount selected by the Owner. The initial Premium Payment is due on the Effective Date and must be at least $10,000. The minimum subsequent Premium Payment is $2,000 to the Investment Divisions and to Fixed Account One and $5,000 to Fixed Account Two and Fixed Account Three. Delta may, at its sole discretion, waive the minimum payment requirements.

A Premium Payment resulting in Aggregate Value in excess of $2 million or an allocation to the Fixed Accounts resulting in Fixed Account Value in excess of $1 million requires preapproval by Delta.

Allocation of Premium Payments

Premium Payments are allocated to the Fixed Accounts and/or to one or more Investment Divisions within the Variable Account as selected by the Owner. For each Investment Division, the Premium Payments are converted into Accumulation Units. The number of Accumulation Units credited to the Contract is determined by dividing the Premium Payment allocated to the Investment Division by the value of the Accumulation Unit for the Investment Division.

If state law requires that Premium Payments be returned upon cancellation of the Contract, Delta will allocate the initial Premium Payment for the Investment Division(s) selected by the Owner to the Money Market Portfolio until the expiration of the right-to-examine period.

Transfers do not necessarily affect the allocation instructions for payments. Subsequent payments will be allocated as directed by the Owner; if no direction is given, the allocation will be that which has been most recently directed for payments. The Owner may change the allocation of future payments without fee, penalty or other charge upon written notice to the Variable Annuity Service Center. A change will be effective for payments received on or after receipt of the written notice of change.

For initial Premium Payments, if the application for a Contract is in good order and is accepted, Delta will apply the Premium Payment to the Variable Account and credit the Contract with Accumulation Units within two business days of receipt. If the application for a Contract is not in good order, Delta will attempt to get it in good order or Delta will return the application and the Premium Payment within five business days, unless the purchaser has authorized Delta to retain the application and Premium Payment.

For each subsequent Premium Payment, Delta will apply such payment to the Variable Account and credit the Contract with Accumulation Units at the Accumulation Unit Value for the Valuation Period during which each such payment is received in good order.

The Owner may elect to allocate Premium Payments to the Fixed Accounts. Initial Premium Payments and subsequent Premium Payments, or portions thereof, and transferred amounts allocated to a Fixed Account, less any amounts subsequently withdrawn, will be credited with interest using the applicable guaranteed minimum rates of interest. Excess interest may be credited. (See "Appendix A - -The Fixed Accounts.")

Procedures for Telephone Transfers

Owners may effect telephone transfers by contacting a Variable Annuity Service Center representative directly. Delta will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a service representative accepts any request, the caller will be asked to verify his or her identity. All calls will be recorded. All telephone transfers will be confirmed by Delta in writing. Moreover, all telephone transfer transactions will be assigned a unique confirmation number which will become part of the Contract's history. Delta and the Variable Annuity Service Center are not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

Aggregate Value

The Aggregate Value is the sum of Fixed Account Value and the Variable Account Value. The value of each Investment Division is determined by multiplying the number of Accumulation Units in the Investment Division by the value of an Accumulation Unit for the Investment Division.

Accumulation Units

Premium Payments allocated to the Variable Account are converted into Accumulation Units. This is done by dividing each Premium Payment by the value of an Accumulation Unit for the Valuation Period during which the Premium Payment is allocated to the Variable Account. The Accumulation Unit value for each Investment Division will be set initially at $10. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit Value for any later Valuation Period is determined by multiplying the Accumulation Unit Value for that Investment Division for the preceding Valuation Period by the Net Investment Factor for the current Valuation Period. The Net Investment Factor is calculated as follows:

The Net Investment Factor for any Investment Division for any Valuation Period is determined by dividing (a) by (b) and then subtracting (c) from the result, where:

         (a)               is the net result of:

                           (1) the net asset value (as described in the prospectus for the Fund) of a Portfolio share held in the Investment Division determined as of the end of the Valuation Period, plus

                           (2) the per share amount of any dividend or other distribution declared by the Portfolio on the shares held in the Investment Division if the "ex-dividend" date occurs during the Valuation Period, plus or minus

                           (3) a per share credit or charge with respect to any taxes paid or reserved for by Delta during the Valuation Period which are determined by Delta to be attributable to the operation of the Investment Division;

         (b) is the net asset value of a Portfolio share held in the Investment Division determined as of the end of the preceding Valuation Period; and

         (c) is the equivalent for the Valuation Period of the annual Mortality and Expense Risk and Administrative Expense Charges for the Variable Account.

CHARGES AND DEDUCTIONS

Various charges and deductions are made under the Contract. These charges and deductions are:

Surrender Charge

Upon a Withdrawal or Surrender, a Surrender Charge may be calculated and deducted from the Aggregate Value. This charge reimburses Delta for expenses incurred in connection with the promotion, sale and distribution of the Contracts.

The Surrender Charge is a percentage of those Premium Payments received within seven (7) years of the date of Withdrawal or Surrender. Premiums Payments are allocated to the amount surrendered or withdrawn on a first-in, first-out basis. The amount of the Surrender Charge is calculated by: (a) allocating Premium Payments to the amount surrendered; (b) multiplying each allocated Premium Payment that has been held under the Contract for the period shown below by the charge shown below:

                                Completed
                              Payment Years                  Charge
                              -------------                  ------
                                    0                           7%
                                    1                           7%
                                    2                           6%
                                    3                           6%
                                    4                           5%
                                    5                           5%
                                    6                           2%
                                    7+                           0


and (c) adding the products of each multiplication in (b) above. Upon Surrender, the Cash Value will be at least equal to (i) 91.5% of the Premium Payments; (ii) plus or minus increases or decreases in the Variable Account, (iii) plus any interest credited to Fixed Account One, (iv) plus any interest credited to the Fixed Account Two Cash Value and the Fixed Account Three Cash Value, (v) less any Withdrawals, (vi) less applicable premium tax and applicable fees.

Any applicable Annual Contract Fee will be deducted before application of the Surrender Charge. The Surrender Charge is not imposed on any benefit paid upon the death of the Annuitant or upon amounts applied to a payment option if the payment option has (a) life contingencies or (b) a period certain extending at least ten years past the last Premium Payment date, provided there is no guaranteed commutation of payment. Payment of the death benefit upon the death of an Owner who is not the Annuitant is subject to a charge. The Surrender Charge is waived in some states for Withdrawals made as a result of terminal illness or confinement of the Annuitant to a nursing home so long as certain requirements are met.

After the first Contract Anniversary, the Owner may make a Withdrawal free of any Surrender Charge twice per Contract Year. The maximum Free Withdrawal Amount in any Contract Year is the greater of: (a) 10% of total Premium Payments credited to the Contract for more than one year, or (b) accumulated earnings not previously withdrawn. For this purpose, accumulated earnings not previously withdrawn is the Aggregate Value less Premium Payments plus Withdrawals charged to Premium Payments. Withdrawals of the maximum Free Withdrawal Amount are not charged to Premium Payments. Withdrawals in excess of the maximum Free Withdrawal Amount are charged to Premium Payments on a first in, first out basis.

For a Withdrawal, unless the Owner designates otherwise, the Surrender Charge will be deducted proportionately from the Investment Division(s) and/or Fixed Account One from which the Withdrawal is made. If the value(s) of such account(s) is insufficient, the amount payable on the Withdrawal will be net of any remaining Surrender Charges, unless the Owner and Delta agree otherwise. For Surrenders and partial Withdrawals made from Fixed Account Two or Fixed Account Three, see Appendix A.

Mortality and Expense Risk Charge

On each Valuation Date, Delta deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. The mortality risks assumed by Delta arise from its contractual obligation to make annuity payments after the Maturity Date for the life of the Annuitant in accordance with annuity rates guaranteed in the Contract, regardless of how long the Annuitant lives and how long all Annuitants as a group live. Delta also assumes a mortality risk in connection with its payment of the minimum Death Benefit under the Contract. The expense risk assumed by Delta is that all actual expenses involved in administering the Contract, including Contract maintenance costs and the costs of other services may exceed the amount recovered from the Administrative Expense Charge and the Annual Contract Fee or Annuity Fee. The Mortality and Expense Risk Charge is guaranteed by Delta and cannot be increased.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by Delta. Conversely, if the amount deducted proves more than sufficient, the excess will be added to Delta's surplus.

Administrative Expense Charge

Delta deducts daily an Administrative Expense Charge which is equal, on an annual basis, to .15% of the average daily net assets of the Variable Account. This charge, the Annual Contract Fee and the Annuity Fee discussed below are for expenses incurred in administering the Contract. The charge is guaranteed by Delta and cannot be increased.

Annual Contract Fee

Prior to the Maturity Date, Delta imposes an Annual Contract Fee of $33 to be deducted from the Variable Account and Fixed Account One on the last Valuation Date of each Contract Year or on the date of Surrender, if applicable. This charge is inapplicable to Aggregate Values of $100,000 or more or when there is no value in both Fixed Account One and the Variable Account. The Annual Contract Fee is deducted by canceling Accumulation Units from each applicable Investment Division in the ratio that the value of each Investment Division bears to the sum of the Variable Account and Fixed Account One values. The Annual Contract Fee is deducted from Fixed Account One in the ratio that Fixed Account One value bears to the sum of the Variable Account and Fixed Account One values. When the Contract is annuitized, the Annual Contract Fee will be prorated. When the Contract is surrendered for its full value on other than a Contract Anniversary, the Annual Contract Fee will be charged in full.

Annuity Fee

After the Maturity Date, there is an Annuity Fee of $33 imposed each Contract Year. This charge will be deducted in equal amounts from each Variable Annuity payment. The fee is waived if the Cash Value applied to the Variable Annuity settlement option is $100,000 or more.

Premium Taxes

Delta may, where such taxes are imposed by state law, deduct premium taxes relative to the Contract at the earlier of (i) the date a surrender, cancellation or annuitization occurs, or (ii) the date such premium tax is due. Applicable premium tax rates depend upon such factors as the Owner's current state of residency, and the insurance laws and the status of Delta in states where premium taxes are incurred. Current premium tax rates range from 0% to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

Income Taxes

Under present laws, Delta will incur state and local taxes (in addition to the premium taxes described above) in several states. At present, these taxes are not significant. If they increase, however, Delta may make charges for such taxes.

Delta does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contract. (See "Tax Status.") Based upon these expectations, no charge is being made currently to the Variable Account for corporate federal income taxes which may be attributable thereto.

Delta will review the question of a charge to the Variable Account for corporate federal income taxes periodically. Such a charge may be made in future years for any federal income taxes incurred by Delta. This might become necessary if the tax treatment of Delta is ultimately determined to be other than what Delta currently believes it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in Delta's tax status. In the event that Delta should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Cash Value would be correspondingly adjusted by any provision or charge for such taxes.

While Delta is not currently maintaining a provision for federal income taxes, Delta has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Variable Account. Delta will, in a manner it deems appropriate, deduct for any income taxes incurred by it as a result of the operation of the Variable Account whether or not there is a provision for taxes and whether or not it is sufficient.

Fund Expenses

There are other deductions from, and expenses paid out of, the assets of the Portfolios which are described in the accompanying Fund prospectus.

Transfer Fee

An Owner may transfer all or part of the Aggregate Value in an Investment Division to another Investment Division or the Fixed Accounts without the imposition of any Transfer Fee if there have been no more than twelve transfers made in the Contract Year. For additional transfers, Delta reserves the right to deduct a Transfer Fee of $20 per transfer. Transfers made before the Maturity Date will have the Transfer Fee deducted from the amount which is transferred if the entire amount in the Investment Division is being transferred, otherwise from the Investment Division from which the transfer is made. Any Transfer Fee will be deducted in the ratio of the Aggregate Value transferred from each Investment Division or Fixed Account to the total Aggregate Value transferred. Prescheduled automatic dollar cost averaging and automatic asset rebalancing transfers are not counted toward the applicable limit.

OTHER CONTRACT FEATURES

Ownership

The Owner has all rights and may receive all benefits under the Contract, including the right to make Withdrawals from or surrender the Contract or change the Owner's Beneficiary or the Annuitant's Beneficiary. The Owner may be changed at any time. A request for change must be: (1) made in writing, and (2) received and recorded by Delta at its Variable Annuity Service Center. The change will become effective as of the date the written request is signed. A new designation of Owner will not apply to any payment made or action taken by Delta prior to the time it was recorded.

For Non-Qualified Contracts, in accordance with Code Section 72(u), a deferred annuity contract held by a corporation or other entity that is not a natural person is not treated as an annuity contract for tax purposes. Accordingly, if the Owner is not a natural person, income credited to the Contract is treated as ordinary income received by the Owner during the taxable year. But in accordance with Code Section 72(u), an annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

Assignment

The Owner may assign the Contract at any time during his or her lifetime subject to the rights of any assignee of record. Delta will not be bound by any assignment until written notice is received and recorded by Delta at its Variable Annuity Service Center. Delta will not be liable as to any payment or other settlement made by Delta before such assignment has been recorded at Delta's Variable Annuity Service Center. Delta is not responsible for the validity or sufficiency of any assignment. If a Beneficiary designation is revocable, any interest of the Beneficiary shall be subject to the rights of the assignee. To the extent a Beneficiary's designation is irrevocable, no assignment may be made without such Beneficiary's consent. Any part of the Cash Value to which the assignee is entitled shall be payable to the assignee in one sum.

If the Contract is issued pursuant to a Qualified Plan, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

Beneficiary

Beneficiaries are named when the Contract is applied for and, unless changed, are entitled to receive any death benefits to be paid. The Annuitant's Beneficiary is the person who is entitled to the death benefit upon the death of the Annuitant. The Owner's Beneficiary is the person who is entitled to the death benefit upon the death of the Owner prior to the Maturity Date.

Change of Beneficiary

The Owner may change a Beneficiary by filing a written request with Delta at its Variable Annuity Service Center, unless an irrevocable Beneficiary designation was previously filed. After the change is recorded, it will take effect as of the date the request was signed. If the request reaches the Variable Annuity Service Center after the Annuitant or Owner, as applicable, dies but before any payment is made, the change will be valid. Delta will not be liable for any payment made or action taken before it records the change.

Annuitant

The Annuitant must be a natural person. If Delta chooses to make a joint and survivor annuity payment option available in addition to the options provided in the Contract, Joint Annuitants are allowed at the time of annuitization only. The Annuitant has no rights or privileges prior to the Maturity Date. When an Annuity Option is elected, the amount payable as of the Maturity Date is based on the age and gender classification (in accordance with state law) of the Annuitant, as well as the payment option selected and the Cash Value.

Transfers Among Accounts

The Owner may transfer all or part of the Aggregate Value in an Investment Division to another Investment Division or to a Fixed Account without the imposition of any fee or charge if there have been no more than twelve transfers made in the Contract Year. For additional transfers, Delta reserves the right to deduct a Transfer Fee of $20 per transfer. (See "Charges and Deductions Transfer Fee".)

All transfers are subject to the following:

         a. The deduction of any Transfer Fee that may be imposed. The Transfer Fee will be deducted from the amount which is transferred if the entire amount in the Investment Division or the Fixed Account is being transferred, otherwise from the Investment Division or the Fixed Account from which the transfer is made.

         b. The minimum amount which may be transferred is $1,000; however, the minimum amount which may be transferred to Fixed Account Two or Three is $5,000.

         c. The total transfers and Withdrawals each Contract Year from Fixed Account One, Fixed Account Two and Fixed Account Three are limited to 10% of the Fixed Account One Aggregate Value and Fixed Account Two and Fixed Account Three Cash Value, respectively. Exceptions apply to Dollar Cost Averaging and Surrender.

         d. No partial transfer will be made if the Owner's remaining Aggregate Value will be less than $1,000 in an Investment Division or in Fixed Account One or the remaining Cash Value will be less than $5,000 in Fixed Accounts Two or Three. If the value is below these minimums, Delta will transfer the remaining value.

         e. Transfers will be effected at the end of the Valuation Period during which Delta receives a written transfer request (or by telephone, if authorized) containing all required information. Transfers are not permitted during the right-to-examine period.

         f. Any transfer request must clearly specify the amount which is to be transferred and the Investment Division(s) and/or Fixed Account(s) which are to be affected.

         g. Delta reserves the right to defer transfers from the Fixed Accounts for up to six months after date of receipt of the transfer request.

         h. Transfers involving the Investment Divisions are subject to such restrictions as may be imposed by the Portfolios.

         i. Delta reserves the right at any time and without prior notice to any party to terminate, suspend or modify the transfer privileges described above.

Surrenders and Withdrawals

Before the Maturity Date of the Contract, Delta will, upon written request by the Owner, allow the Surrender or Withdrawal of all or a portion of the Cash Value of the Contract. Withdrawals from the Variable Account will result in the cancellation of Accumulation Units from each applicable Investment Division in the ratio that the value of each Investment Division bears to the total Variable Account Value, unless the Owner specifies in writing in advance which units are to be canceled. Delta will pay the amount of any Surrender or Withdrawal within seven (7) days of receipt of a valid request, unless the "Delay of Payments" provision is in effect. (See "Delay of Payments and Transfers.") Certain tax penalties and restrictions may apply to Surrenders and Withdrawals from the Contract. (See "Tax Status.") Owners should consult their tax adviser.

The minimum amount which may be withdrawn is $1,000. The minimum Contract balance required after Withdrawal is $5,000, while maintaining all other minimum balance requirements: $1,000 Aggregate Value in each Investment Division and in Fixed Account One and $5,000 Cash Value in Fixed Account Two and Fixed Account Three.

NOTE:  Only one of the following can be in effect at any given time:
Systematic Withdrawal, Dollar Cost Averaging, or Automatic Asset Rebalancing.

Systematic Withdrawal

After the right-to-examine period and prior to the Maturity Date, an Owner may elect to have Withdrawals, not exceeding the Free Withdrawal Amount, made automatically from one or more Investment Divisions on a monthly, quarterly or annual basis without incurring a Surrender Charge. To begin Systematic Withdrawals, the Aggregate Value must be at least $25,000 for monthly Withdrawals and $10,000 for quarterly or annual Withdrawals. The minimum withdrawal amount under this option is $500. Withdrawals will be in the percentage allocations specified by the Owner. If no specifications are made, Withdrawals will be pro rata from all Investment Divisions with value. Systematic Withdrawals may be made from the Variable Account or Fixed Account One. Systematic Withdrawals may not be made from Fixed Account Two or Fixed Account Three. The annual

Systematic Withdrawal amount cannot exceed the Free Withdrawal Amount as of the election date of the Systematic Withdrawal and any anniversary of such election. Withdrawals in excess of the Systematic Withdrawal amount are subject to the Surrender Charge. Under this option, no free Withdrawals may be made. Accordingly, an Owner who has made a free Withdrawal in a Contract Year may not elect the option until the next year.

There is no current charge for Systematic Withdrawal, but Delta reserves the right to charge an annual fee of an amount not to exceed $45 for administrative expenses associated with this program.

Dollar Cost Averaging

Dollar Cost Averaging is a program available after the right-to-examine period and prior to the Maturity Date which enables an Owner to systematically allocate specified amounts from the Money Market Investment Division to other Investment Divisions and from Fixed Account One to the Investment Divisions at regular intervals so that the cost of the securities is averaged over time. Transfers from the Money Market Investment Division may be made once per month. Transfers from Fixed Account One may be made once per month and may not exceed 1/36th of the Fixed Account Value of Fixed Account One at the time of election. The minimum Money Market Investment Division and Fixed Account One value required to elect this option is $10,000. The minimum transfer amount is $250. Dollar Cost Averaging does not assure a profit or protect against a loss in declining markets. Dollar Cost Averaging may not occur from the Money Market Investment Division and Fixed Account One concurrently.

Dollar Cost Averaging will terminate when any of the following occurs: (a) the number of designated transfers has been completed; (b) the value of the Money Market Investment Division or Fixed Account One is insufficient to complete the next transfer; (c) the Owner requests termination in writing and such writing is received by the 25th of the month in order to cancel the transfer scheduled to take effect the next month; (d) the Contract is surrendered; or (e) the Maturity Date is reached.

There is no current charge for Dollar Cost Averaging, but Delta reserves the right to charge an annual fee of an amount not to exceed $25 for administrative expenses associated with this program. Transfers pursuant to the Dollar Cost Averaging option are not deemed transfers in calculating any applicable Transfer Fee.

Automatic Asset Rebalancing

Selection of this option allows an Owner to maintain the percentage of the Owner's Variable Account Value allocated to each Investment Division at a pre-set level. For example, an Owner might specify that 50% of the Variable Account Value of a Contract be allocated to the Quality Bond Portfolio and 50% of the Variable Account Value be allocated to the Growth and Income Portfolio. Over time, the variations in each such Investment Division's investment results will shift this balance. If you elect this rebalancing option, on the 25th day of the month, Delta will automatically transfer your Variable Account Value back to the percentages you specify. The asset allocation percentages can be changed with 30 days written notice. You may choose to have reallocations made quarterly, semi-annually or annually.

This option is available after the right-to-examine period and prior to the Maturity Date. The minimum Variable Account Value required to elect this option is $10,000, however, there is no minimum amount which must be allocated among the Investment Divisions.

There is no current charge for Automatic Asset Rebalancing, but Delta reserves the right to charge an annual fee of an amount not to exceed $25 for administrative expenses associated with this program. Transfers pursuant to the Automatic Asset Rebalancing option are not deemed transfers in calculating any applicable Transfer Fee.

Internal Segmented Annuity

For a term of three (3), five (5), seven (7) or ten (10) years, an Owner may elect to invest part of the Premium Payments into an Investment Division or into Fixed Accounts Two or Three, and the balance deposited into Fixed Account One. The portion to be invested in Fixed Account One is determined by Delta in a manner to ensure that the deposit is at least equal to the original Premium Payment at the conclusion of the period of time selected.

Rider

For no additional Premium Payment, the Contract contains a benefit rider which provides for the Surrender or Withdrawal of Aggregate Value without the imposition of a Surrender Charge if the Annuitant enters a qualified institution or becomes terminally ill. If certain requirements are met, the Owner is automatically entitled to this benefit if it has been approved by the state in which the Contract is issued. The Annuitant must have been age 70 or less upon the Effective Date of the Contract and the Contract must have been in force at least one year. Surrenders and Withdrawals may be taxable transactions and, prior to age 59 1/2, may be subject to a 10% penalty.

Delay of Payments and Transfers

Delta reserves the right to suspend or postpone payments or transfers for any period when:

         a. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

         b.       trading on the New York Stock Exchange is restricted;

         c. the Securities and Exchange Commission declares an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets;

         d. a governmental body having jurisdiction over the Variable Account by order permits such delay; or

         e. any Premium Payment paid to Delta by check or draft has not yet cleared.

The applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described above exist. When permitted by law, Delta may defer payment of any amount due from the Fixed Accounts, whether a transfer, Withdrawal or Surrender, for up to 6 months from the date of the request.

Death of the Owner prior to the Maturity Date

In the event of death of the Owner prior to the Maturity Date, a death benefit is payable to the Owner's Beneficiary. The value of the death benefit will be determined as of the Valuation Period next following the date both due proof of death (a certified copy of the Death Certificate) and a payment election are received by Delta. The value of the death benefit is equal to the Cash Value. The Owner's Beneficiary may elect the Cash Value to be paid as follows:

         a. payment of the entire death benefit within five years of the date of the death of the Owner;

         b. payment over the lifetime of the Owner's Beneficiary or over a period not extending beyond the life expectancy of the Owner's Beneficiary, with distribution beginning within one year of the date of death of the Owner; or

         c. if the Owner's Beneficiary is the Owner's spouse, he/she can continue the Contract in his/her own name as the Owner.

If the Owner is not a natural person, the death of the Annuitant shall be treated as the death of the Owner for purposes of applying these rules. If death occurs prior to the Maturity Date and no payment election meeting the above requirements is selected, a single sum settlement of the death benefit will be made by Delta.

Death of the Owner on or after the Maturity Date

Upon the death of the Owner on or after the Maturity Date, all rights of the Owner's Beneficiary are terminated.

Death of the Annuitant prior to the Maturity Date

If the Annuitant dies prior to the Maturity Date and the Annuitant is different from the Owner, the death benefit shall be distributed to the Annuitant's Beneficiary pursuant to a payment election selected by the Owner. Upon the death of an Annuitant less than 81 years of age, the death benefit is equal to the greatest of:

         a. the Aggregate Value as of the Valuation Period next following the date on which due proof of death and a payment election are received by Delta;

         b.       the Premium Payments less Withdrawals and any Surrender
                  Charges; or

         c. the step-up benefit plus Premium Payments less Withdrawals and any Surrender Charges since the last step-up anniversary.

The step-up benefit on the Effective Date of the Contract is the Initial Premium. At each step-up anniversary, the step-up benefit is redetermined to be the Premium Payments made less Withdrawals and any Surrender Charges accumulated annually at 5% per year simple interest. The step-up anniversaries are the effective date and every fifth Contract Anniversary thereafter until the Annuitant's 76th birthday, and the Annuitant's 76th birthday. The step-up benefit shall not exceed 200% of the Premium Payments, less Withdrawals and Surrender Charges.

Upon the death of an Annuitant age 81 or above, the death benefit is equal to the greater of:

         a. the Aggregate Value as of the Valuation Period next following the date on which due proof of death and a payment election are received by Delta; or

         b.       the Premium Payments less Withdrawals and any Surrender
                  Charges.

If the Annuitant is the Owner, payment of the death benefit shall be made under the provisions relating to death of the Owner. If the Annuitant is not the Owner, distribution of the death benefit to the Annuitant's Beneficiary shall be made under a settlement option selected by the Owner. If the Annuitant dies prior to the Maturity Date and no payment election is selected, a single sum settlement of the death benefit will be made by Delta.

Death of the Annuitant on or after the Maturity Date

If the Annuitant dies on or after the Maturity Date, the death benefit, if any, will be paid to the Annuitant's Beneficiary as specified in the Annuity Option selected. Delta will require proof of the Annuitant's death.

Change in Operation of Variable Account

Delta reserves the right to take certain actions in connection with its operations and the operations of the Variable Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission and any other required regulatory approvals). If required by law, Delta will seek approval by the Owners.

Specifically, Delta reserves the right to:

- Make additional Investment Divisions available. The Investment Divisions will invest in investment portfolios the Company finds suitable for this Contract.
- Eliminate Investment Divisions from the Variable Account, combine two or more Investment Divisions, or substitute a new portfolio for the portfolio in which an Investment Division invests. A substitution may become necessary if , in the Company's judgment, a portfolio no longer suits the purposes of this Contract. This may happen due to a change in the laws or regulations, or a change in a portfolio's investment objectives or restrictions. This may also happen if the portfolio is no longer available for investment, or for some other reason.
-        Combine the Variable Account with other separate accounts.
- Deregister the Variable Account under 1940 Act when registration of the Variable Account is no longer required.
-        Operate the Variable Account as a management company under the 1940
         Act.
- Restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Variable Account.
-        Make any changes required by the 1940 Act or its related requirements.

Delta also reserves the right to change the name of the Variable Account.

Modification

The Contract may be modified by Delta without consent (except in Kansas, Pennsylvania and Washington) if such modification: (i) is necessary to allow the Contract or the Variable Account to comply with, any law or regulation issued by a governmental agency to which Delta or the Variable Account is subject; or (ii) is necessary to attempt to assure continued qualification of the Contract under the Code or other federal or state laws relating to annuity contracts. In the event of any such modification, Delta may make appropriate endorsement to the Contract to reflect such modification.

Discontinuance

Delta reserves the right to limit or discontinue the offer and issuance of new Contracts. Such limitation or discontinuance shall have no effect on rights or benefits with respect to any Contracts issued prior to the effective date of such limitation or discontinuance.

ANNUITY PROVISIONS

Maturity Date

The Owner selects a Maturity Date at the time of application. The Maturity Date may not be later than the Annuitant's 109th birthday and may be as early as desired subject to any applicable Surrender Charges.

Change in Maturity Date or Annuity Options

The Owner may, upon written notice to Delta, change the Maturity Date at any time prior thereto. The Maturity Date cannot be accelerated without Delta's written consent. In addition, the Owner may, upon at least thirty (30) days prior written notice to Delta, select and/or change an Annuity Option at any time prior to the Maturity Date. On and after the Maturity Date, the election of an Annuity Option is irrevocable.

Annuity Options

Instead of having the proceeds paid in one sum, the Owner may select one of the Annuity Options (described below) or divide the Cash Value into two or more parts and select an Annuity Option for each part. These may be on a fixed or variable basis, or a combination thereof. At least 20% of Cash Value must be applied to each option selected. The Annuity Option(s) shall be selected prior to the Maturity Date, otherwise the Cash Value will be paid out as a life annuity with a guarantee of ten years of payments. In such event, annuity payments under Option 4 will be made on a variable basis, to the extent any of the Cash Value has been allocated to the Variable Account.

If the Cash Value is less than $2,000 or the initial payment to the Payee is less than $25, Delta reserves the right to pay the proceeds in one sum.

Variable Payments

The actual dollar amount of variable annuity payments is dependent upon (i) the Cash Value at the time of annuitization, (ii) the annuity table specified in the Contract, (iii) the Annuity Option selected, and (iv) the investment performance of the Investment Division(s) selected.

The dollar amount of the first variable annuity payment is determined by applying the Cash Value to the applicable table using the age and gender (in accordance with state law) of the Annuitant. The number of Annuity Units is then determined by dividing this dollar amount by the then-current Annuity Unit value. Thereafter, the number of Annuity Units remains unchanged during the period of annuity payments. This determination is made separately for each Investment Division of the Variable Account. The number of Annuity Units is determined for each Investment Division as of the date annuity payments are to begin. The dollar amount determined for each Investment Division and the Fixed Account will then be aggregated for purpose of making payments.

The dollar amount of the second and later variable annuity payments is equal to the number of Annuity Units determined for each Investment Division multiplied by the Annuity Unit value for that Investment Division as of the Valuation Period 10 days prior to the due date of the payment.

The annuity tables contained in the Contract are based on three and a half percent (3.5%) and five percent (5%) assumed return rates. The Owner may select either rate in selecting a Payment Option. If the actual return rate exceeds the rate selected, payments will increase. Conversely, if the actual rate is less than the selected rate, annuity payments will decrease. Thus, if an Owner selects a 3.5% assumed return rate, the initial payment will be lower, but will rise more quickly and fall less quickly than if a 5% assumed return rate were selected. If no selection is made, the assumed return rate is 3.5%.

The Annuitant receives the value of a fixed number of Annuity Units each payment period (e.g., each month). The value of a fixed number of Annuity Units will reflect the investment performance of the Investment Division selected and the amount of each annuity payment will vary accordingly.

The Annuity Unit value for an Investment Division is determined by multiplying the Annuity Unit value for that Investment Division for the preceding Valuation Period by the Net Investment Factor for the current Valuation Period (calculated as described on page of this Prospectus) and multiplying the result by a daily factor to neutralize the assumed return rate which is built into the annuity rate tables. It may increase or decrease from Valuation Period to Valuation Period.

After the Maturity Date, the Owner may, by written request to the Variable Annuity Service Center, exchange Annuity Units of one Investment Division for Annuity Units of equivalent value in another Investment Division up to twelve times in each Contract Year.

Fixed Payments

The dollar amount of the fixed annuity payments is determined by applying the available value (after deduction of any premium taxes not previously deducted) to the table using the age and gender (in accordance with state law) of the Annuitant based upon a guaranteed interest rate of 3%. Under a fixed option, once the selection has been made and payments have begun, the amount of the payments will not vary.

Commutation of Fixed Annuity Payments

Delta will guarantee to commute the remaining payments under any Fixed Annuity settlement option with period certain payments; provided, however, that Surrender Charges were not waived upon annuitization. The amount will be the present value of the remaining period certain payments based on an interest rate established by Delta at the Maturity Date. After commutation, the Owner and the Annuitant will have no future interest in the Contract.

Available Annuity Options

Delta permits the Annuity Options to be paid on a monthly, quarterly, semi-annual or annual basis. The fixed Annuity Options currently available are Options 1 through 6. The variable Annuity Options currently available are Options 3 through 6.

         Option 1 - Payments of Designated Amount. Delta will make periodic installment payments in such amounts (i.e., in dollars and/or Annuity Units) selected by Annuitant and agreed to by Delta until the Cash Value is fully paid. The installment dollar amounts will be equal and the unpaid portion will have interest credited at a rate of not less than 3% per annum.

         Option 2 - Annuity Certain. Delta will make periodic payments for a number of years selected of not less than 5 or more than 30 years. The installment dollar amounts will be equal.

         Option 3 - Life Annuity. Delta will make periodic payments during the remaining life of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. If a Fixed Annuity is chosen, the monthly dollar amounts will be equal. If a Variable Annuity is chosen, the number of Annuity Units of each installment will be equal, but the dollar amounts of each installment will vary based on the Annuity Unit values of the Investment Division chosen.

         Option 4 - Life Annuity with Period Certain. Delta will make periodic payments during the life of the Annuitant, but at least for the guaranteed period of 10 or 20 years, as selected. If a Fixed Annuity is chosen, the monthly dollar amounts will be equal. If a Variable Annuity is chosen, the number of Annuity Units of each installment will be equal, but the dollar amounts of each installment will vary based on the Annuity Unit values of the Investment Division chosen.

         Option 5 - Life Annuity with Cash or Unit Refund. Delta will make periodic payments during the remaining lifetime of the Annuitant. The Annuitant's Beneficiary may receive an additional payment. If a Fixed Annuity is chosen, the additional payment, if any, will be the Cash Value applied to this option less the total of all prior payments. If a Variable Annuity is chosen, the additional payment, if any, will be the current value of the number of Annuity Units credited at Maturity Date less the number of Annuity Unites that have been paid. For this purpose, the number of Annuity Units credited equals the Cash Value applied to this option divided by the Annuity Unit Value at the date used to calculate the first annuity payment.

         Option 6 - By Agreement. Delta will make periodic installments in any other method mutually agreed upon (e.g., joint and survivor annuity).

Evidence of Survival

Delta reserves the right to require evidence of the survival of any Payee at the time any payment to such Payee is due under the following Payment Options: Life Annuity, Life Annuity with Period Certain, Life Annuity with Cash or Unit Refund, or any other method selected which depends upon the Payee being alive on a certain date.

Endorsement of Annuity Payments

Delta will make each annuity payment by check. Each check must be personally endorsed by the Payee or Delta may require that proof of the Annuitant's survival be furnished.

DISTRIBUTION OF THE CONTRACT

Delta Life Securities, Inc. ("DLS"), Memphis, Tennessee, acts as the principal underwriter and the distributor of the Contract as well as of variable life insurance policies and other variable annuity contracts which are or may be issued by Delta. DLS, a registered broker-dealer under the Securities Exchange Act of 1934, is a wholly-owned subsidiary of Delta Life and Annuity Company. Its principal offices are located at 530 Oak Court, Suite 200, Memphis, Tennessee 38117. The Contract is offered on a continuous basis. DLS and Delta may enter into agreements to sell the Contract through various broker-dealers whose agents are licensed to sell the Contract.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions, up to an amount equal to 6% of Premium Payments, for promotional or distribution expenses associated with the marketing of the Contracts. To the extent that the Surrender Charge is insufficient to cover the actual cost of distribution, Delta may use any of its corporate assets, including amounts derived from the Mortality and Expense Risk Charge, to make up any difference.

PERFORMANCE DATA

From time to time, Delta may advertise yields and total returns for the Investment Divisions of the Variable Account. In addition, Delta may advertise the effective yield of the Money Market Investment Division. These figures will be based on historical information for various periods of time measured from the date the Investment Division commenced operations. They are not intended to indicate future performance.

Money Market Investment Division

The yield of the Money Market Investment Division refers to the annualized income generated by an investment in that Investment Division over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Investment Division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Investment Divisions

The yield of the Quality Bond Investment Division refers to the annualized income generated by an investment in that Investment Division over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of the Capital Appreciation, Growth and Income, Managed Assets, Small Cap, Small Company Stock, Disciplined Stock, International Value, International Equity and Quality Bond Investment Divisions refers to return quotations for various periods of time including, but not limited to, 1, 5 and 10 year periods or, if different, a period measured from the date the Investment Division commenced operations. The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (before deduction of any applicable Surrender Charge) as of the last day of each of the periods for which total return quotations are provided.

The yield calculations do not reflect the effect of any Surrender Charge that may be applicable to a particular Contract. To the extent that the Surrender Charge is applicable to a particular Contract, the yield of that Contract will be reduced.

For additional information regarding the yields and total returns calculated using the standard formats briefly described above, please refer to the Statement of Additional Information.

Performance Ranking

Delta may from time to time also disclose average annual total return in non-standard formats and cumulative total return for the Investment Divisions. The non-standard average annual total return and cumulative total return will assume that no Surrender Charge is applicable. Delta may from time to time also disclose yield, standard total returns, and non-standard total returns for the Portfolios of the Funds, but only if the performance data for the Portfolios is accompanied by comparable data for the corresponding Investment Division in equal prominence.

All non-standard performance data will only be disclosed if the standard performance data for the same period, as well as for the required periods, is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

TAX STATUS

NOTE: The following description is based upon Delta's understanding of current federal income tax law applicable to annuities in general and is not intended as tax advice. Delta cannot predict the probability that any changes in such laws will be made. Owners are cautioned to seek competent tax advice regarding the possibility of such changes. Delta does not guarantee the tax status of the Contract. Owners bear the complete risk that the Contract may not be treated as an "annuity contract" under federal income tax laws. Moreover, no attempt has been made to consider any issues under the federal gift and estate taxes or any applicable state or other taxes.

The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased for use in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). Qualified Contracts are designed for use in connection with plans entitled to special income tax treatment under Sections 401, 403(b), 408 and 457 of the Code and under the Texas Optional Retirement Program. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary may depend on the type of retirement plan, and on the tax status of the individual concerned. In addition, certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contracts for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contracts. The following discussion assumes a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment. In addition, the following discussion is based upon the assumption that the Contracts qualify as annuity contracts for federal income tax purposes.

General

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. The owner of a Non-Qualified Contract must be a natural person or an agent for a natural person in order for the Contract to receive this favorable income tax treatment. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Premium Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments made under a Non-Qualified Contract, the portion of each annuity payment that represents nontaxable return of basis is generally equal to the total investment in the Contract as of the Maturity Date, divided by the expected total value of annuity payments made during the term of the Contract. For annuity payments made under a Qualified Plan, the portion of each annuity payment that represents nontaxable return of basis is generally zero, therefore, each annuity payment is usually completely taxable at ordinary income tax rates.

Delta is taxed as a life insurance company under Subchapter L of the Code. For federal income tax purposes, the Variable Account is not a separate entity from Delta, and its operations form a part of Delta. Accordingly, the Variable Account will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Delta does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Variable Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Variable Account for federal income taxes. If, in future years, any federal income taxes or other economic burden are incurred by Delta with respect to the Variable Account or the Contracts, Delta may make a charge for any such amounts that are attributable to the Variable Account.

Diversification

Section 817(h) of the Code imposes diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 1, 1989, the Treasury Department adopted regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Delta intends that the Fund underlying the Contract will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract (i.e., by being able to transfer values among Investment Divisions with only limited restrictions). The issuance of such guidelines may require Delta to impose limitations on an Owner's right to control the investment. It is not known whether any such guidelines would have a retroactive effect.

Distribution Requirements

Section 72(s) of the Code requires that in order to be treated as an annuity contract for federal income tax purposes, any Non-Qualified Contract must provide that (a) if any Owner dies on or after the Maturity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used when the Owner died, and (b) if any Owner dies prior to the Maturity Date, the entire interest in the Contract will be distributed within five years after such death. If the Owner of the Contract is not an individual, the Annuitant will be treated as the Owner for purposes of the required distribution rules under Section 72(s) of the Code.

The required distribution rules will be considered satisfied as to any amount which is payable to or for the benefit of any individual designated as a Beneficiary by the Owner and which is distributed over the life of such individual or over a period not extending beyond the life expectancy of such individual where the distributions begin not later than one year after the Owner's death. If the surviving spouse of the Owner is designated as Beneficiary by the Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Contract contains provisions which are intended to comply with the requirements of Section 72(s) of the Code. Although no regulations interpreting these requirements have yet been issued, Delta intends to review such provisions and modify the Contract, if necessary, to comply with the Section 72(s) requirements when clarified by regulation or otherwise. Future similar rules may also apply to a Qualified Contract.

Multiple Contracts

The Code provides that multiple Non-Qualified Contracts which are issued during a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one Non-Qualified Contract in any single calendar year.

Tax Treatment of Assignments

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign their Contracts.

Withholding

Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies Delta of that election. Different rules may apply to United States citizens or expatriates living abroad. Withholding is mandatory for certain distributions from Qualified Contracts. In addition, some states have enacted legislation requiring withholding.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will continue to apply to amounts allocable to investment in the contract before August 14, 1982. Special rules and procedures apply to Code Section 1035 transactions. Prospective purchasers wishing to take advantage of Code Section 1035 should consult their tax advisers.

Tax Treatment of Withdrawals -- Non-Qualified Contracts

Section 72 of the Code governs the treatment of distributions from annuity contracts. It provides that if the Cash Value exceeds the aggregate Premium Payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the Payee reaches age 59 1/2; (b) by a Payee designated by the Owner and received after the death of the Owner (or, if the Owner is a non-natural person, the Annuitant); (c) if the Payee is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Payee or for the joint lives (or joint life expectancies) of the Payee and his/her beneficiary; (e) under an immediate annuity; or (f) which are allocable to Premium Payments made prior to August 14, 1982.

The above information does not apply, except where noted, to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

Qualified Plans

The Contract offered by this Prospectus is designed to be suitable for use under various types of Qualified Plans. Because of the minimum Premium Payment requirements, the Contract may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contract issued pursuant to the plan. Although Delta provides administration for the Contract, it does not provide administrative support for Qualified Plans. Following are general descriptions of the types of Qualified Plans with which the Contract may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued in connection with a Qualified Plan.

Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules, aggregate distributions in excess of a specified annual amount, and in certain other circumstances. Therefore, Delta makes no attempt to provide more than general information about use of the Contract with the various types of Qualified Plans. Purchasers and participants under Qualified Plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the Contract issued in connection therewith.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans

Section 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish Qualified Plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

Cash or Deferred Compensation Arrangements

Section 401(k) of the Code provides, in general, that a profit-sharing, stock-bonus or pension plan will not fail to qualify under Section 401(a) merely because it includes a qualified cash or deferred compensation arrangement. Under such an arrangement, employees may individually elect to defer a portion of current cash compensation by having their employers contribute it to a qualified retirement trust.

Section 403(b) Plans

Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase annuity policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. Additionally, in accordance with the requirements of the Code,
Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Texas Optional Retirement Program

The Optional Retirement Program ("ORP") is available to certain employees of Texas institutions of higher learning. ORP allows as the funding media for the program fixed and variable annuity contracts purchased from any insurance or annuity company qualified to do business in Texas, thus bringing the program under the special tax treatment of Section 403(b) of the Code. Redemption of the securities, however, is restricted. The benefits of an annuity purchased under ORP, including the right to surrender the Contract, are available only if the employee reaches the age of 70 1/2 or terminates participation in the program by death, retirement or termination of employment in all Texas institutions of higher learning.

Individual Retirement Annuities

Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limitation on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into an IRA on a tax-deferred basis.

Deferred Compensation Plans

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of these entities, and tax exempt organizations which enjoy special treatment. The Contract can be used with such plans. Under the plans, a participant may specify the form of investment in which his or her participation will be made. If a plan was in existence prior to August 20, 1996, all investments are owned by and subject to the claims of the general creditors of the sponsoring employer until December 31, 1998, or such earlier date as may be effected by plan amendment. Amounts deferred under a plan created as of or after August 20, 1996, however, must be held in trust, custodial account or annuity contract for the exclusive benefit of plan participants and their beneficiaries.

Tax Treatment of Withdrawals -- Qualified Contracts

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401, 403(b), 408 and 457. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Payee reaches age 59 1/2;
(b) distributions following the death of the Owner or Annuitant (as applicable) or disability of the Payee (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Payee or the joint lives (or joint life expectancies) of the Payee and a Designated Beneficiary; (d) distributions to a Payee who has separated from service after attaining age 55;
(e) distributions made to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Payee for amounts paid during the taxable year for medical care; and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in items (d), (e) and (f) above do not apply in the case of an IRA.

THE ABOVE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES PERTAINING
TO THE DIFFERENT TYPES OF QUALIFIED PLANS THAT MAY BE FUNDED BY THE
CONTRACT IS ONLY A BRIEF SUMMARY AND IS NOT INTENDED AS TAX ADVICE. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have significant adverse tax consequences. A prospective purchaser considering the purchase of a Contract in connection with a Qualified Plan should first consult a qualified and competent tax adviser with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

FINANCIAL STATEMENTS

Audited, statutory-basis financial statements of Delta as of and for periods ended December 31, 1996, and December 31, 1995, are contained in the Statement of Additional Information. No financial statements are included for the Variable Account, which had not yet commenced operations as of the date of this Prospectus.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account, the Distributor or Delta is a party except for routine litigation which Delta does not believe is relevant to the Contract offered by this Prospectus.

AVAILABLE INFORMATION

Delta has filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contract offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Reference is hereby made to such Registration Statement and exhibits for further information relating to Delta and the Contract. Statements contained in this Prospectus, as to the content of the Contract and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C.

                        Appendix A - - The Fixed Accounts

The Fixed Accounts are made up of the general assets of Delta other than those allocated to any separate account. The Fixed Accounts are part of Delta's general account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Accounts have not been registered under the Securities Act of 1933 (the "1933 Act"), and neither the Fixed Accounts nor Delta's general account has been registered under the Investment Company Act of 1940 (the "1940 Act"). Therefore, neither the Fixed Accounts nor any interest therein is generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, Delta has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Accounts. These disclosures regarding the Fixed Accounts may, however, be subject to certain applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The initial Premium Payment and any subsequent Premium Payment(s) will be allocated to one or more of the Fixed Accounts to the extent elected by the Owner at the time such payment is made. In addition, all or part of the Aggregate Value of Fixed Account One and the Cash Value of Fixed Accounts Two and Three may be transferred to one or more of the Fixed Accounts as described under "Transfers Among Accounts."

Delta reserves the right to defer the payment or transfer of amounts withdrawn from the Fixed Accounts for a period not to exceed six (6) months from the date a proper request for Surrender, Withdrawal or transfer is received by Delta.

There are three Fixed Accounts. Fixed Account One, Fixed Account Two, and Fixed Account Three differ from one another in the method of crediting income thereto.

-        Fixed Account One - Annual interest rate guarantee established by Delta

Delta guarantees that Premium Payments and transfers allocated to Fixed Account One will earn a minimum fixed interest rate of 3.5% per year. Delta may credit interest in excess of 3.5%. Periodically, but not less than annually, Delta will declare interest rates that apply separately to amounts allocated in separate time periods. The minimum value for Fixed Account One is $1,000.

-        Fixed Account Two - Indexed rate linked to the S&P 500(R) Index

Premium Payments and transfers to Fixed Account Two are invested in the Money Market Investment Division until the next available purchase date. Purchase dates generally occur weekly and are determined by Delta based on the volume of Premium Payments and transfers into Fixed Account Two. Each allocation under a Contract to Fixed Account Two has a Fixed Account Two Value. The Fixed Account Two Value of an allocation is the greater of its Indexed Value or its Cash Value. The Indexed Value is the allocation plus indexed increases less Withdrawals. The Cash Value is the amount available for Withdrawal or Surrender during the seven-year term. The Fixed Account Two Value is available at the end of the seven-year term, upon the death of the Annuitant, or under the provisions of the Rider for the Annuitant's terminal illness or confinement to a qualified institution.

Initially, the Indexed Value is equal to the allocation. Interest is credited to the Indexed Value at an effective annual yield as follows. The effective annual yield is the Index Rate less a guaranteed yield spread charge. The yield spread charge is set at the beginning of each seven-year term and does not vary during the term. The Index Rate is derived by comparing the initial S&P 500(R) Index value (as of the time of the allocation to Fixed Account Two) and the highest S&P 500(R) Index value on any allocation anniversary during the seven-year term. The Index Rate is determined such that if the S&P 500(R) Index value were accumulated for the seven-year term at this Index Rate to the allocation anniversary at the end of the term the resulting value would equal the highest S&P 500(R) Index value on any allocation anniversary, including the first day, of the term period. The Index Rate is equal to:

  [(Highest S&P 500(R) Index Value)/Starting S&P 500(R) Index Value)]1/7 - 1

where:

* Highest S&P 500(R) Index value is the highest S&P 500(R) Index value on any allocation anniversary during the seven-year term.

* Starting S&P 500(R) Index value is the S&P 500(R) on the first day of the seven-year term.

On each allocation anniversary during the seven-year term, the Indexed Value is credited with interest at the effective annual yield calculated above. Such interest is called an indexed increase. If the new effective annual yield is higher than on the prior allocation anniversary, interest is credited as if the new effective annual yield was in effect from the allocation date, unless Withdrawals have been made. Withdrawals directly reduce the Indexed Value and the amounts withdrawn do not receive further interest credits. Moreover, any interest previously credited on Withdrawals does not receive any further interest credits.

During the seven-year term, the Cash Value for each allocation is 90% of the allocation plus the greater of guaranteed interest at 3% or indexed increases, less any Withdrawals.

Allocations of Premium Payments and Aggregate Value to Fixed Account Two each have seven-year terms that do not renew. Transfers and Withdrawals of at least $1,000 may be made at any time during any seven-year term so long as the transfer or Withdrawal does not reduce the Fixed Account Two Cash Value below $5,000 (100% of Fixed Account Two Cash Value may be withdrawn or transferred at any time) and no more than 10% of the Fixed Account Two Cash Value has been withdrawn and/or transferred during the Contract Year. The minimum Fixed Account Value for Fixed Account Two is $5,000. The minimum subsequent Premium Payment or transfer of Aggregate Value to Fixed Account Two is $5,000.

Allocations to Fixed Account Two may be surrendered or withdrawn; however, during each allocation's seven-year term the surrender value is ninety percent (90%) of the allocation less

Withdrawals plus the greater of three percent (3%) compounded annually or any indexed increases credited to date. Moreover, any amounts withdrawn do not receive any future indexed increases and interest attributable to the amount of the Withdrawal does not receive any future indexed increases.

The S&P 500(R) Index is the Standard & Poor's 500(R) Composite Stock Price Index and represents more than 70% of the total domestic U.S. stock market value.

- Fixed Account Three - Indexed rate linked to the Delta International Composite Index

Premium Payments and transfers to Fixed Account Three are invested in the Money Market Investment Division until the next available purchase date. Purchase dates generally occur monthly and are determined by Delta based on the volume of Premium Payments and transfers into Fixed Account Three. Each allocation under a Contract to Fixed Account Three has a Fixed Account Three Value. The Fixed Account Three Value of an allocation is the greater of its Indexed Value or its Fixed Account Three Cash Value. The Indexed Value is the allocation plus indexed increases less Withdrawals. The Fixed Account Three Cash Value is the amount available for Withdrawal or Surrender during the seven-year term. The Fixed Account Three Value is available at the end of the seven-year term, upon death of the Annuitant, or under the provisions of the Rider for the Annuitant's terminal illness or confinement in a qualified institution.

Initially, the Indexed Value is equal to the allocation. Interest is credited to the Indexed Value at an effective annual yield as follows. The effective annual yield is the Index Rate less a guaranteed yield spread charge. The yield spread charge is set at the beginning of each seven-year term and does not vary during the term. The Index Rate is derived by comparing the initial Delta International Composite Index value (as of the time of the allocation to Fixed Account Three) and the highest Delta International Composite Index value on any allocation anniversary during the seven-year term. The Index Rate is determined such that if the Delta International Composite Index value were accumulated for the seven-year term at this Index Rate to the allocation anniversary at the end of the term the resulting value would equal the highest Delta International Composite Index value on any allocation anniversary, including the first day, of the term period. The Index rate is equal to:

       (Highest Delta International Composite Index Value)/Starting Delta
                            International Composite Index Value)]1/7 - 1

where:

* Highest Delta International Composite Index value is the highest Delta International Composite Index value on any allocation anniversary during the seven-year term.

* Starting Delta International Composite Index value is the Delta International Composite Index Value on the first day of the seven-year term (the Starting Delta International

         Composite Index Value is always 100 for the initial allocation and each subsequent allocation, if any).


On each allocation anniversary during the seven-year term, the Indexed Value is credited with interest at the effective annual yield calculated above. Such interest is called an indexed increase. If the new effective annual yield is higher than on the prior allocation anniversary, interest is credited as if the new effective annual yield was in effect from the allocation date, unless Withdrawals have been made. Withdrawals directly reduce the Indexed Value and the amounts withdrawn do not receive further interest credits. Moreover, any interest previously credited on Withdrawals does not receive any further interest credits.

During the seven-year term, the Cash Value for each allocation is 90% of the allocation plus the greater of guaranteed interest at 3% or indexed increases, less any Withdrawals.

Allocations of Premium Payments and Aggregate Value to Fixed Account Three each have seven-year terms that do not renew. Transfers and Withdrawals of at least $1,000 may be made at any time during any seven-year term so long as the transfer or Withdrawal does not reduce the Fixed Account Three Cash Value below $5,000 (100% of Fixed Account Three Cash Value may be withdrawn or transferred at any time) and no more than 10% of the Fixed Account Three Cash Value has been withdrawn and/or transferred during the Contract Year. The minimum Fixed Account Value for Fixed Account Three is $5,000. The minimum Premium Payment or transfer of Aggregate Value to Fixed Account Three is $5,000.

Allocations to Fixed Account Three may be surrendered or withdrawn, however, during each allocation's seven-year term the surrender value is ninety percent (90%) of the allocation plus the greater of guaranteed interest at three percent (3%) or indexed increases less Withdrawals. Moreover, any amounts withdrawn do not receive any future indexed increases and interest attributable to the amount of the Withdrawal does not receive any future indexed increases.

The Delta International Composite Index is derived from the stock market indices of five different countries: France (represented by the CAC 40(R) Index), Germany (the DAX(R) Index), Japan (the Nikkei 225(R) Index), Switzerland (the SMI(R) Index), and the United Kingdom (the FT-SE 100(R) Index). Each of these indices are represented equally at 20% in the Delta International Composite Index. All of the indices are widely recognized and quoted daily in most major financial publications. The following summarizes each of the indices:

FRANCE--CAC 40(R) (PUBLISHED BY SOCIETE DES BOURSES FRANCAISES)

The CAC 40(R) is comprised of 40 companies listed on the Paris Bourse. L'Oreal, Michelin, and Renault are some of the companies listed.

GERMANY--DAX(R) (PUBLISHED BY FRANKFURTER WERPAPIERBORSE)

The DAX(R) is an index of 30 selected German blue chip stocks that trade on the Frankfurt Stock Exchange. Some of the companies on the index include Deutsche Bank, Volkswagen, Bayer and Daimler-Benz.

JAPAN--NIKKEI 225(R) (PUBLISHED BY NIHON KEIZAI SHIMBUN, INC.)

The Nikkei 225(R) Index is comprised of 225 top-rated Japanese companies listed on the Tokyo Stock Exchange. Some of the more familiar companies on the index are: Bridgestone, Canon, Sony, Honda Motor, Toyota Motor, Nissan Motor, Pioneer Electronics, and Sharp.

SWITZERLAND--SMI(R) (SWISS MARKET INDEX; PUBLISHED BY SWISS STOCK EXCHANGE ASSOCIATION)

The SMI(R) is an index of the largest and most liquid stocks traded on the Geneva, Zurich, and Basle stock exchanges. Some of the more familiar companies on the index are Nestle, Roche and CibaGeigy.

UNITED KINGDOM--FT-SE 100(R) (THE FINANCIAL TIMES-STOCK EXCHANGE 100 SHARE; PUBLISHED BY FT-SE INTERNATIONAL)

The FT-SE 100(R) is an index of the 100 most highly capitalized companies traded on the London Stock exchange. British Aerospace, British Petroleum, BAT Industries, Glaxo Wellcome, Cadbury Schweppes and Rolls-Royce are some of the companies that comprise the index.

"CAC 40(R)" is a registered trademark of the Societe des Bourses
Francaises-Paris Bourse, which designates the index that the SBF-Paris Bourse calculates and publishes. Authorization to use the index and the "CAC 40(R)" trademark in connection with this product has been granted by license.

The SBF-Paris Bourse, owner of the trademark and of the index, does not sponsor, endorse or participate in the marketing of this product. The SBF-Paris Bourse makes no warranty or representation to any person, express or implied, as to the figure at which the said index stands at any particular time, nor as to the results or performance of the index-linked product. Neither shall the SBF-Paris Bourse be under any obligation to advise any person of any error in the published level of the index.

"DAX(R)" is a registered trademark of Deutsche Borse AG.

NIKKEI 225(R)- All rights to the Nikkei 225(R) Index are owned by Nihon Keizai Shimbun, Inc. The Company disclaims all responsibility for the calculation or other maintenance of or any adjustments to the Nikkei 225(R) Index. In addition, Nihon Keizai Shimbun, Inc. has no relationship to the Company; it does not sponsor, endorse, authorize, sell or promote the insurance product, and has no obligation or liability in connection with the administration or marketing of the insurance product or with the calculation of the policy values. The Nihon Keizai

Shimbun, Inc. reserves the right to modify the content of and to cease publicity of the Nikkei 225(R) Index.

"SMI(R)" is a registered trademark of the SWISS EXCHANGE. These securities are not in any way sponsored, endorsed, sold or promoted by the SWISS EXCHANGE and the SWISS EXCHANGE makes no warranty or representation whatsoever, express or implied, either as to the result to be obtained from the use of the SMI index (the "Index") and/or the figure at which the said index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated solely by the SWISS EXCHANGE. However, the SWISS EXCHANGE shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and the SWISS EXCHANGE shall not be under any obligation to advise any person of any error therein.

"FT-SE(R)" and "Footsie(R)" are registered trademarks of the London Stock Exchange Limited and The Financial Times Limited and are used by FT-SE International Limited under license.

This Insurance Product is not in any way sponsored, endorsed, sold or promoted by FT-SE International Limited ("FT-SE") or by The London Stock Exchange Limited (the "Exchange") or by The Financial Times Limited ("FT") and neither FT-SE or Exchange or FT makes any warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the FT-SE 100(R) Index (the "Index") and/or the figure at which the Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by FT-SE. However, neither FT-SE nor Exchange nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the Index and neither FT-SE nor Exchange nor FT shall be under any obligation to advise any person of any error therein.

The FT-SE 100(R) is calculated by FT-SE International Limited in conjunction with the Institute of Actuaries. FT-SE International Limited accepts no liability in connection with the trading of any products based on the Index.

All copyright in the index values and constituent list vests in FTS-SE International Limited.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

THE CONTRACT - GENERAL PROVISIONS......................................................
         The Contract      ............................................................
         Non-Participating Contract....................................................
         Misstatement of Age...........................................................

CALCULATION OF VARIABLE ACCOUNT VALUES.................................................
         Variable Accumulation Unit Value..............................................
         Net Investment Factor.........................................................

STATE REGULATION OF DELTA..............................................................

SERVICES TO THE VARIABLE ACCOUNT.......................................................

PERIODIC REPORTS.......................................................................

DISTRIBUTION OF THE CONTRACT...........................................................

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS.................................................

HISTORICAL PERFORMANCE DATA............................................................
         Money Market Investment Division Yield........................................
         Other Investment Division Yields..............................................
         Total Returns     ............................................................
         Other Performance Data........................................................
         Performance Ranking or Rating.................................................

LEGAL PROCEEDINGS......................................................................

LEGAL MATTERS..........................................................................

INDEPENDENT ACCOUNTANTS................................................................

FINANCIAL STATEMENTS...................................................................

                     STATEMENT OF ADDITIONAL INFORMATION


                          VARIABLE ANNUITY CONTRACT



                                  Issued By

                       DELTA LIFE AND ANNUITY COMPANY
                                     AND
             DELTA LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT VA1


                            Home Office Location:
                          530 Oak Court, Suite 200
                              Memphis, TN 38117


                              Mailing Address:
                       Delta Life and Annuity Company
                       Variable Annuity Service Center
                               300 Berwyn Park
                                P.O. Box 3031
                         Berwyn Park, PA 19312-0031


         This Statement of Additional Information ("Statement") expands upon subjects discussed in the current Prospectus for the Variable Annuity Contract (the "Contract") offered by Delta Life and Annuity Company through DELTA LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT VA1. You may obtain a copy of the Prospectus dated _________, 1997, by calling (800) ___________, or by writing to Delta's Variable Annuity Service Center, 300 Berwyn Park, P.O. Box 3031, Berwyn Park, PA 19312-0031. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

         THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND DELTA LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT VA1.




                             Dated:_______, 1997

                               TABLE OF CONTENTS

THE CONTRACT - GENERAL PROVISIONS...........................................
         The Contract.......................................................
         Non-Participating Contract.........................................
         Misstatement of Age................................................

CALCULATION OF VARIABLE ACCOUNT VALUES......................................
         Variable Accumulation Unit Value...................................
         Net Investment Factor..............................................

STATE REGULATION OF DELTA...................................................

SERVICES TO THE VARIABLE ACCOUNT............................................

PERIODIC REPORTS............................................................

DISTRIBUTION OF THE CONTRACT................................................

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS......................................

HISTORICAL PERFORMANCE DATA.................................................
         Money Market Investment Division Yield.............................
         Other Investment Division Yields...................................
         Total Returns......................................................
         Other Performance Data.............................................
         Performance Ranking................................................

LEGAL PROCEEDINGS...........................................................

LEGAL MATTERS...............................................................

INDEPENDENT ACCOUNTANTS.....................................................

FINANCIAL STATEMENTS........................................................

In order to supplement the description in the Prospectus, the following provides additional information about Delta Life and Annuity Company ("Delta") and the Contract which may be of interest to an Owner. Terms have the same meaning as in the Prospectus, unless otherwise indicated.


                       THE CONTRACT - GENERAL PROVISIONS

THE CONTRACT

A Contract, attached riders, amendments and any application, form the entire contract. Only the President, Senior Vice Presidents, or Secretary of Delta may change, modify or waive any provision in a Contract. Any changes, modifications or waivers must be in writing. Except where prohibited by state law, Delta may change or amend the Contract if such change or amendment is necessary for the Contract to comply with any state or federal law, rule or regulation.

NON-PARTICIPATING CONTRACT

The Contract does not participate or share in the profits or surplus earnings of Delta.

MISSTATEMENT OF AGE

If the age of the Annuitant is misstated, any amounts payable by Delta under the Contract will be adjusted to be those amounts which the Premium Payments would have purchased for the correct age, according to Delta's rates in effect on the Effective Date. Any overpayment by Delta, with interest at the rate of 3% per year compounded annually, will be charged against the payments to be made next succeeding the adjustment. Any underpayment by Delta will be paid in a lump sum with interest at the rate of 3% per year compounded annually.


                   CALCULATION OF VARIABLE ACCOUNT VALUES

On any Valuation Date, the Variable Account Value is equal to the total of the values allocated to the Contract in each Investment Division. The portion of an Owner's Aggregate Value held in any Investment Division is equal to the number of Investment Division units allocated to a Contract multiplied by the Investment Division accumulation unit value as described below.

VARIABLE ACCUMULATION UNIT VALUE

Upon receipt of a Premium Payment by Delta at its Variable Annuity Service Center, all or that portion, if any, of the Premium Payment to be allocated to the Investment Divisions will be credited to the Variable Account in the form of Variable Accumulation Units. The number of particular Variable Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Investment Division by the Variable Accumulation Unit Value for the particular Investment Division for the Valuation Period during which the Premium Payment is received at Delta's Variable Annuity Service Center (for the initial Premium Payment, for the Valuation Period during which the Premium Payment is accepted).

The Variable Accumulation Unit Value for each Investment Division will be set initially at $10. The Variable Accumulation Unit Value for any subsequent Valuation Period is determined by multiplying the Variable Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for such subsequent Valuation Period.

The Variable Account Value is equal to the sum of the value of all Variable Accumulation Units credited to the Contract for such Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor is an index applied to measure the investment performance of an Investment Division from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to 1.0; therefore, the value of a Variable Accumulation Unit may increase, decrease, or remain the same.

The Net Investment Factor for any Investment Division for any Valuation Period is determined by dividing (a) by (b) and then subtracting (c) from the result where:

          (a) is the net result of:

                    (1) the net asset value of a Portfolio share held in the Investment Division determined as of the end of the Valuation Period; plus

                    (2) the per share amount of any dividend or other distribution declared by the Portfolio on the shares held in the Investment Division if the "ex-dividend" date occurs during the Valuation Period; plus or minus

                    (3) a per share credit or charge with respect to any taxes paid or reserved for by Delta during the Valuation Period which are determined by Delta to be attributable to the operation of the Investment Division.

          (b) is the net asset value of a Portfolio share held in the Investment Division determined as of the end of the preceding Valuation Period; and

          (c) is the asset charge factor determined by Delta for the Valuation Period to reflect the charges for assuming mortality and expense risks and for the administrative expenses.

                           STATE REGULATION OF DELTA

Delta, a Tennessee corporation, is subject to regulation by the Tennessee Department of Commerce and Insurance. An Annual Statement is filed with the Tennessee Department of Commerce and Insurance each year covering the operations and reporting on the financial condition of Delta as of December 31 of the preceding year. Periodically, the Tennessee Department of Commerce and Insurance or insurance regulatory authorities of other states may examine the assets and liabilities of Delta, including the Variable Account, and a full examination of Delta's financial condition and operations is conducted no less often than every five (5) years by the Tennessee Department of Commerce and Insurance. In addition, Delta is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the Insurance Department of any other state defers to the laws of the state of domicile in determining permissible investments.

A Contract is governed by the laws of the state in which it is delivered. The value and benefits of each policy are at least equal to those required by such state.


                      SERVICES TO THE VARIABLE ACCOUNT

Delaware Valley Financial Services, Inc. performs certain administrative functions relating to the Contract, the Fixed Accounts, and the Variable Account. These functions include, among other things, maintaining the books and records of the Variable Account, the Fixed Accounts, and the Investment Divisions, and maintaining records of the name, address, taxpayer identification number, contract number, Annuity Account number and type, the status of each Annuity Account and other pertinent information necessary to the administration and operation of the Contract.


                              PERIODIC REPORTS

At least once during each Contract Year, Delta will furnish each Owner with a report showing the Aggregate Value at the end of the preceding Contract Year, all transactions during the Contract Year, the current Aggregate Value, the number of Accumulation Units in each Investment Division, the applicable Accumulation Unit Value as of the date of the report, the Fixed Account Value and the interest rate credited to the Fixed Account. In addition, each person having voting rights in the Variable Account and a Portfolio will receive such reports or prospectuses as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. Delta will also send each Owner such statements reflecting transactions in the Owner's Annuity Account as may be required by applicable laws, rules and regulations. Upon request to the Variable Annuity Service Center, Delta will provide an Owner with information regarding fixed and variable accumulation values.

                        DISTRIBUTION OF THE CONTRACT

The Contract will be offered on a continuous basis. The principal underwriter for the Contract, Delta Life Securities, Inc. ("DLS"), Memphis, Tennessee, a wholly-owned subsidiary of Delta, has not yet received any commissions with respect to sales of the Contract as of the date of this Statement.


                   SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

Title to assets of the Variable Account is held by Delta. The assets are kept physically segregated and held separate and apart from Delta's general corporate assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Investment Divisions.


                         HISTORICAL PERFORMANCE DATA

MONEY MARKET INVESTMENT DIVISION YIELD

From time to time, the Money Market Investment Division may advertise its "yield" and "effective yield." Both yield figures will be based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Investment Division refers to the income generated by Aggregate Value in the Money Market Investment Division over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Aggregate Value in the Money Market Investment Division. The "effective yield" is calculated similarly but, when annualized, the income earned by Aggregate Value in the Money Market Investment Division is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. The computation of the yield includes a deduction for the Mortality and Expense Risk Charge, the Administrative Expense Charge, and the Annual Contract Fee.

The effective yield is calculated by compounding the unannualized base period return according to the following formula:

            EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)(365/7)] - 1

The yield on amounts held in the Money Market Investment Division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Investment Division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and its operating expenses. The yield figures do not reflect withdrawal charges or premium taxes.

OTHER INVESTMENT DIVISION YIELDS

Delta may from time to time advertise or disclose the current annualized yield of one or more of the Investment Divisions of the Variable Account (except the Money Market Investment Division) for 30-day periods. The annualized yield of an Investment Division refers to income generated by the Investment Division over a specific 30-day period. Because the yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by:
(i) dividing the net investment income per accumulation unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

               Yield = 2[(a - b + 1)6 - 1]
                          -----
                           cd

     Where:    a =  Net investment income earned during the period by the
                    Portfolio attributable to shares owned by the Investment
                    Division.

               b =  Expenses accrued for the period.

               c = The average daily number of accumulation units outstanding during the period.

               d = The maximum offering price per accumulation unit on the last day of the period.

Because of the charges and deductions imposed by the Variable Account, the yield for an Investment Division of the Variable Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes or deferred sales charges that may be applicable to a particular Contract. Surrender Charges range from 7% to 2% of the amount withdrawn or surrendered on each Premium Payment paid based on the Payment Year in which the Withdrawal or Surrender occurs.

The yield on amounts held in the Investment Divisions of the Variable Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield is affected by the types and quality of the Portfolio's investments and its operating expenses.

TOTAL RETURNS

Delta may from time to time also advertise or disclose annual average total returns for one or more of the Investment Divisions of the Variable Account for various periods of time. When an Investment Division has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed.

Total returns represent the average annual compounded rates of return that would equate the initial amount invested to the redemption value of that investment as of the last day of each of the periods.

Total returns will be calculated using Investment Division Unit Values which Delta calculates on each Valuation Period based on the performance of the Investment Division's underlying Portfolio, and the deductions for the mortality and expense risk charge, the administrative expense charge, and the Annual Contract Fee. The Annual Contract Fee is reflected by dividing the total amount of such charges collected during the year that are attributable to the Variable Account by the total average net assets of all the Investment Divisions. The resulting percentage is deducted from the return in calculating the ending redeemable value. These figures will not reflect any premium taxes. Total return calculations will reflect the effect of deferred sales charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                                P(1 + T)n = ERV

     Where:    P =  A hypothetical initial Premium Payment of $1,000.

               T =  Average annual total return.

               n =  Number of years in period.

             ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five or ten-year period, at the end of the one, five or ten-year period (or fractional portion thereof).

OTHER PERFORMANCE DATA

Delta may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard one except that the deferred sales charge percentage will be assumed to be 0%.

Delta may from time to time disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the deferred sales charge percentage will be 0%.

                               CTR = (ERV/P) - 1

            Where:  CTR =      The cumulative total return net of Investment
                               Division recurring charges for the period.

             ERV = The ending redeemable value of the hypothetical investment made at the beginning of the one, five or ten-year period, at the end of the one, five or ten-year period (or fractional portion thereof).

               P =  A hypothetical initial payment of $10,000.

All non-standard performance data will only be advertised if the standard performance data is also disclosed.

Delta may also from time to time use advertising which includes hypothetical illustrations to compare the difference between the growth of a taxable investment and a tax-deferred investment in a variable annuity.

PERFORMANCE RANKING OR RATING

Performance data for the Investment Divisions may be compared, in advertisements, sales literature and reports to shareholders, to: (i) the investment returns on various mutual funds, stocks, bonds, certificates of deposit, tax free bonds, or common stock and bond indexes; and (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services ("Lipper"), a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria.

The performance of each or all of the Investment Divisions of the Variable Account may be compared in its advertising and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds with investment objectives similar to each of the Investment Divisions of the Variable Account. Morningstar Variable Annuity/Life Performance Report of Morningstar, Inc. ("Morningstar") and the Variable Annuity Research and Data Service ("VARDS(R)") are independent services which monitor and rank or rate the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. Morningstar ratings include mutual funds used by both variable life and variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS(R) prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Morningstar assigns ratings of zero to five stars to the mutual funds taking into account primarily historical performance and risk factors.

                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account, the Distributor or Delta is a party except for routine litigation which Delta does not believe is relevant to the Contract offered by this Prospectus.

                                LEGAL MATTERS

Legal matters involving the applicability of the federal securities laws have been reviewed by Jorden Burt Berenson & Johnson LLP, Suite 400 East, 1025 Thomas Jefferson Street, N.W., Washington, D. C. 20007.

                           INDEPENDENT ACCOUNTANTS

The financial statements of Delta included in this Statement of Additional Information have been audited by Coopers & Lybrand LLP, Indianapolis, Indiana, independent certified public accountants, and have been included in reliance on the reports of Coopers & Lybrand LLP given upon their authority as experts in accounting and auditing.

                            FINANCIAL STATEMENTS

The financial statements of Delta included in this Statement of Additional Information should be considered only as bearing on the ability of Delta to meet the obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. No financial statements of the Variable Account are included because as of the date of this Statement of Additional Information the Variable Account had not yet commenced operations.

                                    PART C
                              OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)     Financial Statements.

         Part A.          None
         Part B.          To be filed by amendment.
         Part C.          None

         (b)     Exhibits.
                 (1) Resolution of the Board of Directors of Delta Life and Annuity Company ("Delta Life") authorizing establishment of the Separate Account.1/
                 (2)      Not Applicable.
                 (3)      Distribution Agreement.2/
                 (4)      Form of Variable Annuity Contract.1/
                 (5)      Form of Application.2/
                 (6)      (a)     Articles of Incorporation of Delta Life.1/
                          (b)     By-Laws of Delta Life.1/
                 (7)      Not Applicable.
                 (8)      Form of Participation Agreement for the Funds.2/
                 (9)      (a)     Opinion and Consent of Counsel.2/
                          (b)     Consent of Counsel.2/
                 (10)     Consent of Independent Auditors.2/
                 (11)     No Financial Statements are omitted from Item 23.
                 (12)     Not Applicable.
                 (13)     Performance Computation.2/
                 (14)     Not Applicable.

--------------------------------------
1/  Filed herewith.
2/  To be filed by amendment.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal business address is 530 Oak Court, Suite 200, Memphis, Tennessee 38117, except as noted below.

Name                                       Positions and Offices with Depositor
----                                       ------------------------------------
Gerald Tsai, Jr.                           Chairman, Chief Executive Officer and Director 1/
Allen O. Jones, Jr.                        President, Chief Operating Officer and Chief Financial Officer
James L. Bergin                            Senior Vice President and Chief Actuary
Bettye S. Adams                            Senior Vice President, Secretary and General Counsel
David W. Rikard                            Senior Vice President-Accounting and Treasurer
James D. Wingett                           Senior Vice President-Investments
Cody H. Phillips                           Senior Vice President-Distribution and Marketing
Michael P. Hydanus                         Senior Vice President-Operations
John J. Chandler                           Vice President-Compliance
Lura L. Bond                               Vice President and Controller
Marilyn D. Johnson                         Vice President and Assistant Secretary
Michael Lewis                              Assistant Vice President, Employee Relations and Employment Director
Debra A. Prestage                          Assistant Vice President and Internal Auditor
Debbie B. Lazarov                          Assistant Vice President and Public Relations Director
Danielle K. Schonbaum                      Assistant Vice President-Investments
Milton B. Buring                           Assistant Vice President-Management Information Systems
Robert T. Threlkeld                        Assistant Vice President-Mortgage Services
Denise L. Blankinship                      Assistant Vice President-Software Services
William D. Callaghan, Jr.                  Director 2/
Todd G. Cole                               Director 3/
Robert L. Cox                              Director 4/
Richard E. Floor                           Director 5/
Robert F. Fogelman                         Director 6/
R. Brad Martin                             Director 7/
William B. Rudner                          Director 8/
Ronald A. Terry                            Director 9/

--------------------------------------
1/  Tsai Management, Inc., 200 Park Avenue, Suite 4501, New York, New York
    10166
2/  Western Reserve Life, P.O. Box 5068, Clearwater, Florida 34618
3/ SH&E, Grove Forest Plaza, 2937 S.W. 27th Avenue, Suite 306, Miami, Florida 33133
4/  Waring Cox, 50 N. Front Street, 13th Floor, Memphis, Tennessee 38103
5/ Goodwin, Procter & Hoar, Exchange Place, 25th Floor, Boston, Massachusetts 02109
6/  6455 Poplar Avenue, Memphis, Tennessee 38119
7/  Profitt's, Inc., 5810 Shelby Oaks Drive, Memphis, Tennessee 38134
8/  White Station Tower, 5050 Poplar Avenue, Suite 2429, Memphis, Tennessee
    38157
9/ International Place #2, 6410 Poplar Avenue, Suite 375, Memphis, Tennnessee 38119

ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
DEPOSITOR OR REGISTRANT.

         The Depositor, Delta Life and Annuity Company, is wholly owned by Delta Life Corporation. The Registrant is a segregated asset account of Delta Life and Annuity Company. The following chart indicates the persons controlled by or under common control with Delta Life and Annuity Company:

                                           Jurisdiction                      Percentage of Voting
Name                                       of Incorporation                  Securities Owned and Owner
----                                       ----------------                  --------------------------
Delta Mortgage Services, Inc.              Tennessee                         100% Delta Life Corporation
Delta Investment Advisors, Inc.            Tennessee                         100% Delta Life Corporation
Delta Life Agency, Inc.                    Tennessee                         100% Delta Life Corporation
Delta Travel Services, Inc.                Tennessee                         100% Delta Life Corporation
Delta Life Securities, Inc.                Arkansas                          100% Delta Life and Annuity Company


ITEM 27.  NUMBER OF CONTRACT OWNERS

         None.


ITEM 28.  INDEMNIFICATION.

         Reference is made to the Articles of Incorporation filed herewith.


ITEM 29.  PRINCIPAL UNDERWRITERS

         (a) Delta Life Securities, Inc., which serves as the principal underwriter for the variable annuity contracts funded by Separate Account VA1, does not serve as the principal underwriter, depositor, sponsor or investment adviser for any other investment company.

         (b)     Directors and Officers.

Principal business address is 530 Oak Court, Suite 200, Memphis, Tennessee
38117.



Name                                       Positions and Offices with Principal Underwriter
----                                       ------------------------------------------------
Allen O. Jones, Jr.                        President
John Chandler                              Senior Vice President, Chief Operating Officer and Chief Compliance Officer
Peter L. Hall                              Senior Vice President
David W. Rikard                            Vice President and Treasurer
Bettye S. Adams                            Secretary
Gerald Tsai, Jr.                           Director

         (c)     N/A


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

         The books, accounts and other documents required by Section 31(a) under the Investment Company Act and the rules promulgated thereunder will be maintained in the physical possession of Delta Life and Annuity Company, 530 Oak Court, Suite 200, Memphis, Tennessee 38117.


ITEM 31.  MANAGEMENT SERVICES

         All management contracts are discussed in Part A or Part B.


ITEM 32.  UNDERTAKINGS

         (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

         (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Delta Life and Annuity Company represents that the fees and charges deducted under the contract described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Delta Life and Annuity Company.

EXHIBITS

(1) Resolution of the Board of Directors of Delta Life and Annuity Company authorizing establishment of the Separate Account.

(4)      Form of Variable Annuity Contract.

(6)(a)   Articles of Incorporation of Delta Life and Annuity Company.

(6)(b)   By-Laws of Delta Life and Annuity Company.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Delta Life and Annuity Company Separate Account VA1, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York, State of New York, on the 10th day of January, 1997.

                 Delta Life and Annuity Company Separate Account VA1
                 By: Delta Life and Annuity Company

                 By:    /s/ Gerald Tsai, Jr.
                     -----------------------------------------------
                       Gerald Tsai, Jr.
                       Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

           Signatures                                   Title                              Date
           ----------                                   -----                              ----
 /s/ Gerald Tsai, Jr.                          Principal Executive Officer              Jan. 10, 1997
-----------------------------------
Gerald Tsai, Jr.

 /s/ Allen O. Jones, Jr.                       Principal Financial Officer              Jan. 9, 1997
-----------------------------------
Allen O. Jones, Jr.

 /s/ David Rikard                              Principal Accounting Officer             Jan. 9, 1997
-----------------------------------
David Rikard

 /s/ Gerald Tsai, Jr.                          Director                                 Jan. 10, 1997
-----------------------------------
Gerald Tsai, Jr.

 /s/ William D. Callaghan, Jr.
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
William D. Callaghan, Jr.

 /s/ Todd G. Cole
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
Todd G. Cole

 /s/ Robert L. Cox
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
Robert L. Cox

 /s/ Richard E. Floor
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
Richard E. Floor

Page 2 - Continuation of SIGNATURES as required by the Securities Act of 1933 for the registration statement for the Registrant, Delta Life and Annuity Company Separate Account VA1:


           Signatures                           Title                                       Date
           ----------                           -----                                       ----
 /s/ Robert F. Fogelman
by Allen O. Jones, Jr. POA                     Director                                 Jan. 9, 1997
-----------------------------------
Robert F. Fogelman

 /s/ R. Brad Martin
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
R. Brad Martin

 /s/ William B. Rudner
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
William B. Rudner

 /s/ Ronald A. Terry
 by Allen O. Jones, Jr. POA                    Director                                 Jan. 9, 1997
-----------------------------------
Ronald A. Terry